Filed Pursuant to Rule 424(b)(3)
File No.333-138782

OFFERING PROSPECTUS

VioQuest Pharmaceuticals, Inc.

47,798,626 Shares

Common Stock

The selling stockholders identified on pages 47-54 of this prospectus are offering on a resale basis a total of 47,798,626 shares of our common stock, including 12,746,612 shares issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “VQPH.” On April 13, 2007, the last sale price for our common stock as reported on the OTC Bulletin Board was $0.50.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is April 13, 2007.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus in its entirety.
Our Company

VioQuest Pharmaceuticals, Inc. engages in two distinct businesses: drug development and chiral technology. Our drug development business focuses on the acquisition, development and commercialization of pharmaceutical drug candidates, particularly candidates for use in oncology. Our chiral business provides innovative chiral products, technology and services to pharmaceutical and fine chemical companies in all stages of a product lifecycle.

We are incorporated under the laws of Delaware. Our company resulted from the reverse merger of Chiral Quest, LLC, a Pennsylvania limited liability company that commenced operations in October 2000, and Surg II, Inc., a Minnesota corporation, on February 18, 2003. Following the merger, Surg II, Inc. was renamed Chiral Quest, Inc., and in August 2004, we changed our name to VioQuest Pharmaceuticals, Inc. In October 2005, we reincorporated in the state of Delaware.

Our executive offices are located at 180 Mount Airy Road, Suite 102, Basking Ridge, New Jersey 07920 and our telephone number is (908) 766-4400. Our Internet site is www.vioquestpharm.com.

Drug Development

Through our drug development business, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. In October 2005, as a result of our acquisition of Greenwich Therapeutics, Inc., we obtained the rights to develop and commercialize two oncology drug candidates - VQD-001 (sodium stibogluconate) and VQD-002 (triciribine phosphate). The rights to our two oncology drug candidates, VQD-001 and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. These licenses give us the right to develop, manufacture, use, commercialize, lease, sell, and/or sublicense VQD-001 and VQD-002.

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VQD-001 - Sodium Stibogluconate (SSG). VQD-001 is a pentavalent antimonial drug that has been used for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis (a protozoan disease). The World Health Organization has stated that leishmaniasis currently threatens 350 million men, women, and children in 88 countries around the world. This drug is currently used to treat military personnel serving in parts of the world where leishmaniasis is prevalent. Subsequently, and in collaboration with the U.S. Army, we are pursuing development of VQD-001 in the treatment of leishmaniasis and intend to file a new drug application, or NDA, with the U.S. Food and Drug Administration (FDA) in the first half of 2007. Already, VQD-001 has been designated orphan drug status by the FDA in the first half of 2006 for the treatment of leishmaniasis. Additionally, several preclinical studies, especially those conducted at the Cleveland Clinic, showed that VQD-001 is an inhibitor of multiple protein tyrosine phosphatases (PTPases), specifically the SRC homology PTPase (SHP-1 & SHP-2). These intracellular enzymes are involved in signaling pathways of many receptor-linked tyrosine kinases which are involved in growth, proliferation and differentiation of cancer cells. Inhibition of these enzymes with VQD-001 can trigger apoptosis of malignant cells. This cytotoxic effect, coupled with its potential ability to enhance the body’s immune system, through improved cytokine signaling and t-cell formation, suggest that VQD-001 has potential as an anti-cancer agent. On August 14, 2006, we received an acceptance letter for our Investigational New Drug Application (IND) for VQD-001. The FDA completed their review of our IND submission and have concluded that the clinical investigations described in the protocol may begin. VQD-001 is currently being evaluated in combination with IFN a-2b in a 24-patient investigator-sponsored Phase I clinical trial at the Cleveland Clinic Taussig Cancer Center in refractory solid tumors, lymphoma, and myeloma. We are also currently evaluating the safety, tolerability, and activity of VQD-001 in a separate, company-sponsored study of up to a 54-patient Phase I/IIa clinical trial at MD Anderson Cancer Center in patients with advanced malignancies and solid tumors that have been non-responsive in previous cytokine therapy.

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VQD-002 - Triciribine-Phosphate (TCN-P). Clinical studies of VQD-002, a nucleoside analog, by the National Cancer Institute in the 1980s and early 1990s showed compelling anti-cancer activities. More recently, investigators at the Moffitt Cancer Center of the University of South Florida were able to demonstrate from preclinical studies that VQD-002’s mechanism of action is the inhibition of Akt phosphorylation (protein kinase - B), which is found to be over activated and over-expressed in various malignancies including breast, ovarian, colorectal, and pancreatic and leukemias. Clinically, the over expression of phosphorylated Akt is associated with poor prognosis, resistance to chemotherapy and shortened survival time of cancer patients. On April 11, 2006, we received an acceptance letter for our Investigational New Drug Application (IND) for VQD-002 from the FDA. The FDA completed their review of our IND submission and concluded that the clinical investigations described in the protocol may begin. We are currently evaluating the safety, tolerability and activity of VQD-002 and its ability to reduce Akt phosphorylaion in two Phase I/IIa clinical trials, including one at the Moffitt Cancer Center in up to 42 patients with hyper-activated, phosphorylated Akt in colorectal, pancreatic, breast and ovarian tumors and a second clinical trial, with up to 40 patients, at the MD Anderson Cancer Center in hematologic tumors, with particular attention on leukemia.

Chiral Products and Services

Since our inception, we have been engaged in the offer and sale of chiral chemistry products and services, including proprietary chiral catalysts and chiral building blocks or client-defined molecules. We have the rights to certain chemical compounds known as chiral ligands which, with the introduction of a metal, serve as catalysts in facilitating the production of chiral molecules in such a manner that there is a preferential manufacture of the desired molecule versus the unwanted mirror-image molecule. We provide pharmaceutical and fine chemical manufacturers and other prospective clients with broad access to our technologies for testing purposes at a low upfront cost, coupled with the opportunity to gain access to such technologies for specific applications for fees, royalties and certain manufacturing and development rights. We also provide specialized services to pharmaceutical, biotechnology and fine chemical companies relating to the development of chiral manufacturing processes for their products.

In September 2006, our board of directors directed our management to explore strategic alternatives relating to our chiral business, including the possible sale of the business. As a result, for accounting purposes, our chiral chemistry business is presented as discontinued operations in our financial statements for and as of the year ended December 31, 2006, which appear elsewhere in this prospectus.

Recent Developments

License Agreement

On March 29, 2007, we entered into a Bill of Sale and Assignment, or the assignment, with Fiordland Pharmaceuticals, Inc., or Fiordland. We acquired all of Fiordland’s rights, title, and interest to an Amended and Restated License Agreement dated December 29, 2006, referred to here as the license agreement, among Onc Res, Inc., or Onc Res, Assymetric Therapeutics, LLC, or Assymetric, Fiordland, and Stason Pharmaceuticals, Inc. In consideration for the assignment, we paid Fiordland the cash sum of approximately $36,000.

The license agreement grants us an exclusive, worldwide license to certain intellectual property, including certain patents, relating to XyfidTM (topical uracil), a pharmaceutical product candidate being developed for the treatment and prevention of Hand-Foot Syndrome, a common, often dose-limiting and potentially life-threatening complication of several chemotherapy drugs. The license agreement grants us the exclusive license for (i) the use of uracil, alone or in combination with other agents, for the prevention and treatment of any disease or condition in humans or animals, and (ii) the use of any pharmaceutical compositions, chemicals, or biologics to treat Hand-Foot Syndrome. Furthermore, we are, at our own expense, responsible for and have the right to control the prosecution and maintenance of the licensed patents. If any party to the license agreement receives any notice of alleged infringement of or any challenge to the validity of any licensed patent, all parties must notify each other and we have the first right, but not the obligation, to take appropriate action to respond to any infringement of or challenge to the patent rights.

In consideration for the license, we are obligated to pay a royalty on net sales of licensed products, which is defined as any product that cannot be manufactured, used, or sold without infringing one or more valid claims underlying one of the licensed patents. We are also required to make certain milestone payments, which total up to $6.2 million in the aggregate. The license agreement also requires us to make up to an additional $12.5 million in payments upon the achievement of various commercialization and net sales milestones.

The license agreement, unless earlier terminated, will expire on a county-by-country basis, upon the expiration of the life of the last to expire licensed patent in that county. Assymetric has the right, following 90 days’ notice and opportunity to cure, to terminate the license agreement sooner in the event we commit a material breach of default; provided, however, that under certain circumstances we are permitted additional time to cure the breach. We may terminate, in our sole discretion, the license agreement at any time, in its entirety or on a country-by-country basis upon 30 days’ notice. Upon termination of the license agreement, all rights to the licensed patents shall revert to Assymetric; however, we have the right to continue to sell all remaining licensed products in our inventory.

We are also required to indemnify and hold harmless Assymetric and Onc Res from damages and claims relating to our use, manufacture, sale or other disposition of licensed product, unless such damages or claims relate to or were caused by the indemnitieess’ negligence, willful misconduct or non-compliance with applicable laws. Assymetric and OncRes have agreed to indemnify us to the extent of any damages or claims relating to or caused by their breach of the license agreement, negligence, willful misconduct or non-compliance with applicable laws.

Fiordland is an affililate of Paramount BioCapital, Inc. (“Paramount”). Stephen C. Rocamboli, a director at VioQuest, is employed by Paramount, of which Lindsay A. Rosenwald, M.D., is the Chairman and sole stockholder. Dr. Rosenwald beneficially owns in excess of 6% of VioQuest’s common stock, and certain trusts established for his and his family’s benefit, collectively beneficially hold approximately 14% of VioQuest’s common stock.

As consideration for the services relating to the license agreement and analysis of XyfidTM, we paid a $20,000 cash fee to an individual employee of Paramount and also issued to such individual a 5-year warrant to purchase up to 300,000 shares of our common stock at an exercise price equal to $0.50 per share. The right to purchase the shares under the warrant vest in three equal installments of 100,000 shares each. The first installment is immediately exercisable and the remaining two installments vest upon the achievement of certain clinical development and regulatory milestones relating to XyfidTM.

Sale of Chiral Quest

On April 10, 2007, we entered into a stock purchase and sale agreement with Chiral Quest Acquisition Corp., or CQAC, pursuant to which we agreed to sell to CQAC all of the capital stock of our subsidiary, Chiral Quest, Inc. Completion of the sale is predicated upon the approval of the sale by our shareholders as well as other customary closing conditions.

CQAC is a newly-formed, privately-held Delaware corporation that is, or at the time of closing will be, principally owned by Dr. Xumu Zhang and a Chinese-based venture capital fund. Dr. Zhang co-founded Chiral Quest and has been a director of VioQuest and Chief Technology Officer of Chiral Quest since February 2003. Following completion of the sale, CQAC plans to continue operating Chiral Quest’s business in substantially the same manner as we have operated the business. Because of Dr. Zhang’s interest in the transaction, he recused himself from all discussions of our Board of Directors concerning the proposed transaction.

Under the terms of the purchase agreement with CQAC, in exchange for all of the outstanding capital stock of Chiral Quest, CQAC will pay us the cash sum of $1,700,000, plus assume liabilities of Chiral Quest in an amount up to $1,300,000. To the extent Chiral Quest’s liabilities exceed $1,300,000 as of the closing of the transaction, we would be required to pay such excess amount to CQAC.

The purchase agreement contains customary representations and warranties made by us in favor of CQAC that relate to a variety of matters, including without limitation: (i) the organization and good standing of Chiral Quest, including its subsidiaries; (ii) the capitalization of Chiral Quest and its subsidiaries; (iii) the absence of any breach, violation or conflict with any agreement, instrument, judgment or law to which we or Chiral Quest are subject; (iv) the accuracy of Chiral Quest’s financial statements and their preparation in accordance with generally accepted accounting principles; (v) the absence of certain undisclosed liabilities; (vi) the rights in Chiral Quest’s intellectual property; and (vii) certain material contracts to which Chiral Quest is a party and the absence of breaches or defaults with respect to such contracts.

The purchase agreement also contains various covenants and other agreements made by us and CQAC relating to, among other things: (i) our agreement to allow reasonable access by CQAC and its representatives to Chiral Quest’s properties and records, subject to certain limitations described in the purchase agreement; (ii) our ability to solicit or encourage offers from, or otherwise engage in discussions with, third parties relating to the sale of Chiral Quest; (iii) our agreement to maintain the corporate existence, good standing, adequate insurance of Chiral Quest and to otherwise continue to conduct Chiral Quest’s business in the ordinary course; and (iv) CQAC’s agreement to assume the real estate lease for our Monmouth Junction, New Jersey facility, from which Chiral Quest operates.

Subject to and following the closing, we agreed not to engage for a period of 10 years, directly or indirectly, in any business that engages in the design, development, marketing, manufacture and/or sale of any product which is the same or directly competitive with any product manufactured, marketed or sold by Chiral Quest as of the closing date. We further agreed that for a period of 5 years following the closing, we will not solicit the customers or employees of Chiral Quest with respect to a business that competes with Chiral Quest’s business.

The purchase agreement may be terminated prior to the closing, as follows: (i) by the mutual consent of the parties; (ii) by either party in the event the transaction is not completed prior to the close of business on the day that is 10 days following the date on which our shareholders approve the transaction, which is referred to as the Expiration Date; (iii) by either CQAC or us if there has been a material breach by the other of a representation, warranty or covenant contained in the purchase agreement that has not been cured by the breaching party; and (iv) by either CQAC or us if, as a result of an event outside either’s reasonable control, certain closing conditions are incapable of being satisfied.

In addition to the purchase agreement, on March 27, 2007, we also entered into an escrow agreement with CQAC and Wells Fargo Bank, N.A., as escrow agent. Under the terms of the escrow agreement, CQAC deposited the cash sum of $500,000 with the escrow agent. The escrow agreement provides that these escrowed funds will be disbursed to us in the event the sale of Chiral Quest to CQAC is not completed as a result of an event that is deemed to be caused by CQAC or to be CQAC’s fault. Among other things, if CQAC fails to satisfy a condition precedent to our obligation to close the transaction by the Expiration Date, then such failure is deemed to be caused by or the fault of CQAC.

We agreed to indemnify CQAC after the closing for damages from claims resulting from or arising out of a breach of a representation, warranty or covenant made by us in the purchase agreement. We will be obligated to indemnify CQAC with respect a claim for damages resulting from our breach of a representation or warranty only if CQAC provided us with written notice of such claim within 6 months following the closing. Additionally, we have no obligation to indemnify CQAC until the aggregate amount of damages from claims exceeds the aggregate total of $75,000, and then only by such excess. Further, the maximum amount for which we will be obligated to indemnify CQAC is $1,700,000, which represents the cash portion of the purchase price. However, the $75,000 floor and $1,700,000 cap do not apply to claims based on a breach of our representations concerning the capitalization, stock ownership or tax liability of Chiral Quest.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 4 of this prospectus.

The Offering

The shares offered by this prospectus reflect the balance of the shares remaining unsold under our prospectuses dated April 28, 2006 (SEC File No. 333-129782), as amended and supplemented, and January 23, 2007 (SEC File No. 333-138782). This prospectus supersedes the April 28, 2006 and the January 23, 2007 prospectuses (including all supplements thereto) in their entirety. The selling stockholders identified on pages 47-54 of this prospectus are offering on a resale basis a total of 47,798,626 shares of our common stock, as follows:

•	35,052,014 shares of our outstanding common stock issued in connection with various private placements;

•	12,746,612 shares of our common stock issuable upon the exercise of warrants issued to investors and placement agents in connection with our private placements.

Common stock offered	47,798,626 shares
Common stock currently outstanding (1)	54,621,119 shares
Common stock outstanding after the offering(2)	67,367,721 shares
Common Stock OTC Bulletin Board symbol	VQPH.OB

(1)	Based on the number of shares outstanding as of March 22, 2007, not including 18,834,044 shares issuable upon exercise of various warrants and options to purchase common stock.

(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

Risks Related to Our Company

We have no meaningful operating history on which to evaluate our business or prospects.

We commenced operations in October 2000 through our Chiral Quest business. In September 2006, our board of directors determined to seek strategic alternatives for this business, including potentially selling or otherwise disposing of it and in April 2007, we entered into a definitive agreement to sell Chiral Quest, which we expect to complete in the second quarter of 2007. In August 2004, we also determined to become engaged in the drug development business and only acquired rights to our first drug candidates in October 2005 through our acquisition of Greenwich Therapeutics. Therefore, we have only a limited operating history on which you can base an evaluation of our business and prospects. Accordingly, our business prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as drug development, fine chemical, pharmaceutical and biotechnology markets.

Our management anticipates incurring losses for the foreseeable future.

For the year ended December 31, 2006, we had a net loss of $8,271,164, of which $5,175,570 related to our continuing operations. For the year ended December 31, 2005, we had a net loss of $12,834,629, of which $10,353,884 related to our continuing operations, and since our inception in October 2000 through December 31, 2006, we have incurred an aggregate net loss of $28,540,556. As of December 31, 2006, we had total assets of $5,828,323, of which $2,931,265 was cash or cash equivalents. We expect operating losses to continue for the foreseeable future and there can be no assurance that we will ever be able to operate profitably.

We will require additional financing in order to complete the development of our products and services and otherwise develop our business operations. Such financing may not be available on acceptable terms, if at all.

Following the completion of our October 2006 private placement, we anticipate that our current capital will be adequate to fund our operations through June 30, 2007. However, changes may occur that would consume available capital resources before that time. Our combined capital requirements will depend on numerous factors, including: costs associated with our drug development process, and costs of clinical programs, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of any potentially related litigation or other dispute, acquisition of technologies, costs associated to the development and regulatory approval progress of our drug compounds, costs relating to milestone payments to our licensors, license fees and manufacturing costs, the hiring of additional people in the business development, chemistry and administrative areas. In April 2007, we entered into a definitive agreement to sell our Chiral Quest subsidiary for cash consideration.  If we are able to sell Chiral Quest as contemplated by our April 2007 agreement, we will receive gross proceeds of $1.7 million.  However, even if we receive such proceeds, we expect to still need additional financing during 2007 in order to continue operations. The most likely source of such financing includes private placements of our equity or debt securities or bridge loans to us from third party lenders.

Additional capital that may be needed by us in the future may not be available on reasonable terms, or at all. If adequate financing is not available, we may be required to terminate or significantly curtail our operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, or potential markets that we would not otherwise relinquish.

Our operating results will fluctuate, making it difficult to predict our results of operations in any future period.

As we develop our business, we expect our operating results to vary significantly from quarter-to-quarter. As a result, quarter-to-quarter comparisons of our operating results may not be meaningful. In addition, due to the fact that we have little or no significant operating history with our new technology, we cannot predict our future revenues or results of operations accurately. Our current and future expense levels are based largely on our planned expenditures.

A small group of persons is able to exert significant control over us.

Our current officers and directors beneficially own or control approximately 10% of our common stock. Individually and in the aggregate, these persons will have significant influence over the management of our business, the election of directors and all matters requiring shareholder approval. In particular, this concentration of ownership may have the effect of facilitating, delaying, deferring or preventing a potential acquisition of our company and may adversely affect the market price of our common stock. Additionally, one member of our Board of Directors is an employee of Paramount BioCapital, Inc., or one of its affiliates. Dr. Lindsay A. Rosenwald is the chairman and sole owner of Paramount BioCapital, Inc. and such affiliates. Dr. Rosenwald beneficially owns 6% of our outstanding common stock, and several trusts for the benefit of Dr. Rosenwald and his family beneficially own 14% of our outstanding common stock. Although Dr. Rosenwald does not have the legal authority to exercise voting power or investment discretion over the shares held by those trusts, he nevertheless may have the ability to exert significant influence over the Company.

Risks Related to Our Drug Development Business

From the rights to we have obtained to develop and commercialize our drug candidates, we will require significant additional financing, which may not be available on acceptable terms and will significantly dilute your ownership of our common stock.

We will not only require additional financing to develop and bring the drug to market. Our future capital requirements will depend on numerous factors, including:

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the terms of our license agreements pursuant to which we obtain the right to develop and commercialize drug candidates, including the amount of license fees and milestone payments required under such  agreements;

•	the results of any clinical trials;

•	the scope and results of our research and development programs;

•	the time required to obtain regulatory approvals;

•	our ability to establish and maintain marketing alliances and collaborative agreements; and

•	the cost of our internal marketing activities.

We will likely look to obtain the necessary additional financing by selling shares of our capital stock. If adequate funds are not available, we will be required to delay, scale back or eliminate a future drug development program or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies or products that we would not otherwise relinquish.

We will continue to experience significant negative cash flow for the foreseeable future and may never become profitable.

Because drug development takes several years and is extremely expensive, we expect that our drug development subsidiary will incur substantial losses and negative operating cash flow for the foreseeable future, and may never achieve or maintain profitability, even if we succeed in acquiring, developing and commercializing one or more drug candidates. In connection with our proposed drug development business, we also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	acquire the rights to develop and commercialize a drug candidate;

•	undertake pre-clinical development and clinical trials for drug candidates that we acquire;

•	seek regulatory approvals for drug candidates;

•	implement additional internal systems and infrastructure;

•	lease additional or alternative office facilities; and

•	hire additional personnel.

Our drug development business may not be able to generate revenue or achieve profitability. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

If we are not able to obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidates that we acquire, we will not be able to sell those products.

We will need FDA approval to commercialize drug candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of a drug candidate, we will be required to first submit to the FDA for approval an IND, which will set forth our plans for clinical testing of a particular drug candidate.

When the clinical testing for our product candidates is complete, we will then be required to submit to the FDA a New Drug Application, or “NDA,” demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration will require significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, a drug candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may still ultimately reject an NDA. Failure to obtain FDA approval of a drug candidate will severely undermine our business development by reducing our ability to recover the development costs expended in connection with a drug candidate and realize any profit from commercializing a drug candidate.

In foreign jurisdictions, we will be required to obtain approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Assuming we are able to acquire the rights to develop and commercialize a product candidate, we will be required to expend significant time, effort and money to conduct human clinical trials necessary to obtain regulatory approval of any product candidate. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of any product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

The results of any clinical trial may not support the results of pre-clinical studies relating to our product candidate, which may delay development of any product candidate or cause us to abandon development altogether.

Even if any clinical trials we undertake with respect to a future product candidate that we acquire are completed as planned, we cannot be certain that their results will support the findings of pre-clinical studies upon which a development plan would be based. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure may cause us to delay the development of a product candidate or even to abandon development altogether. Such failure may also cause delay in other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

If physicians and patients do not accept and use our drugs after regulatory approvals are obtained, we will not realize sufficient revenue from such product to cover our development costs.

Even if the FDA approved any product candidate that we acquired and subsequently developed, physicians and patients may not accept and use them. Acceptance and use of the product candidates we acquire (if any) will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because our drug development business plan contemplates that substantially all of any future revenues we will realize will result from sales of product candidates that we develop, the failure of any of drugs we acquire and develop to find market acceptance would significantly and adversely affect our ability to generate cash flow and become profitable.

We intend to rely upon third-party researchers and other collaborators who will be outside our control and may not devote sufficient resources to our projects.

We intend to collaborate with third parties, such as drug investigators, researchers and manufacturers, in the development of any product candidate that we acquire. Such third parties, which might include universities and medical institutions, will likely conduct the necessary pre-clinical and clinical trials for a product candidate that we develop. Accordingly, our successful development of any product candidate will likely depend on the performance of these third parties. These collaborators will not be our employees, however, and we may be unable to control the amount or timing of resources that they will devote to our programs. For example, such collaborators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us in the future. If our collaborators were to assist our competitors at our expense, the resulting adverse impact on our competitive position could delay the development of our drug candidates or expedite the development of a competitor’s candidate.

We will rely exclusively on third parties to formulate and manufacture our product candidates.

We do not currently have, and have no current plans to develop, the capability to formulate or manufacture drugs. Rather, we intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies that will be needed for any clinical trials we undertake. If we received FDA approval for any product candidate, we would rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers will expose us to the following risks:

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We may be unable to identify manufacturers on commercially reasonable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

If we are not able to successfully compete against other drug companies, our business will fail.

The market for new drugs is characterized by intense competition and rapid technological advances. If any drug candidate that we develop receives FDA approval, we will likely compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost or with fewer side-effects. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will be competing against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drug candidates already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Risks Related to Our Securities

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

Trading of our common stock, which is conducted on the OTC Bulletin Board, has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” it will be more difficult for you to sell shares of our common stock.

In addition, our common stock is considered a “penny stock” under SEC rules because it has been trading on the OTC Bulletin Board at a price lower than $5.00. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers also must provide customers that hold penny stocks in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to you in violation of the penny stock rules, you may be able to cancel your purchase and get your money back. The penny stock rules may make it difficult for you to sell your shares of our stock, however, and because of the rules, there is less trading in penny stocks. Also, many brokers simply choose not to participate in penny-stock transactions. Accordingly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,”  “could,”  “should,”   “anticipate,”  “believe,”  “estimate,”  “expect,”  “intend,”  “plan,”  “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements contained in this prospectus beginning at page F-1. This discussion includes “forward-looking” statements that reflect our current views with respect to future events and financial performance. We use words such as we “expect,”  “anticipate,”  “believe,” and “intend” and similar expressions to identify forward-looking statements. Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the “Risk Factors” section of this prospectus, and should not unduly rely on these forward looking statements.

Overview

We operate two distinct business units, through our continuing drug development business, we acquire, develop and intend to commercial innovative products for the treatment of key unmet medical needs in cancer and immunological diseases, and through our discontinued operation’s subsidiary Chiral Quest, Inc., we sell chiral products and services and contract research and development services.

In December 2004, we established our Chiral Quest, Ltd. Jiashan, China facility, and commenced research and development and manufacturing operations during the second half of 2005.

In August 2004, we expanded our business plan to also focus on acquiring technologies for purposes of development and commercialization of pharmaceutical drug candidates for the treatment in oncology and antiviral diseases and disorders for which there are unmet medical needs. In accordance with this expanded business plan, in October 2005, the Company acquired in a merger transaction Greenwich Therapeutics, Inc., a privately-held New York-based biotechnology company that held exclusive rights to develop and commercialize two oncology drug candidates - VQD-001 (Sodium Stibogluconate, or also SSG) and VQD-002 (Triciribine-Phosphate, or TCN-P). Both of these drug candidates are in early stages of development and cannot be sold until we have obtained the approval of the U.S. Food and Drug Administration, or FDA, or a comparable regulatory body in foreign countries. The rights to these two oncology drug candidates, VQD-001 and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. As a result of our acquisition of Greenwich Therapeutics, the Company holds exclusive rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002. We have initiated three Phase I/IIa clinical trials since acquiring the license rights to VQD-001 and VQD-002.

On September 29, 2006, our board of directors directed our management to seek strategic alternatives with respect to our Chiral Quest, which may include a sale or other disposition of the operating assets of that business. Accordingly, Chiral Quest’s assets, liabilities and operations are presented in these financial statements as discontinued operations. Chiral Quest had accounted for all sales of the Company from its inception. Our continuing operations, which have not generated any revenues, will focus on the remaining drug development operations of VioQuest Pharmaceuticals, Inc., and accordingly, we are reporting one segment. No provision has been made to reduce the carrying amounts of the assets of the discontinued operations as we believe they approximate their estimated net realizable values.

Since inception, we have incurred an accumulated deficit of $28,540,556 through December 31, 2006. For the year ended December 31, 2006 we had losses from continuing operations of $5,175,570, and used cash in continuing operating activities totaling $3,955,017. As of December 31, 2006, we had working capital of $1,442,522 and cash and cash equivalents of $2,931,265. We expect our operating losses to increase over the next several years, primarily related to our drug development and costs associated with clinical programs, milestone payments to both the Cleveland Clinic Foundation and the University of South Florida for the development of VQD-001 and VQD-002, respectively, in addition to costs related to license fees, manufacturing of our products, regulatory approvals, and the hiring of additional people in the business development, chemistry and administrative areas.

Management expects our losses to increase over the next several years, due to the expansion of our drug development business, costs associated with the clinical development of VQD-001 and VQD-002. These matters raise substantial doubt about our ability to continue as a going concern.

Results of Operations - Years Ended December 31, 2006 vs. 2005

Continuing Operations:

We had no revenues from our continuing operations through December 31, 2006.

In-process research and development, or (“IPR&D”) costs for the year ended December 31, 2006 was $0 as compared to $7,975,218 for the year ended December 31, 2005. The charge for the year ended December 31, 2005 is attributed to the acquisition of Greenwich Therapeutics in October 2005. The acquisition costs were comprised of: $5,995,077 related to the calculated value of 8,564,395 shares of our common stock issued to Greenwich Therapeutics’ shareholders valued at $0.70 per share ($0.70 per share value was based upon the average stock price of our common stock a few days before and a few days subsequent to the July 7, 2005 definitive merger agreement announcement), $986,039 related to the calculated value of 2,000,000 warrants issued to Greenwich Therapeutics’ shareholders using the Black-Scholes stock option pricing model, $823,869 related to debt we assumed as part of the merger of Greenwich Therapeutics and $170,234 is comprised of license fees, legal fees and other professional fees incurred as part of the merger with Greenwich Therapeutics.

Research and development, or (“R&D”), expenses for the year ended December 31, 2006 were $1,819,736 as compared to $0 for the year ended December 31, 2005. R&D is attributed to clinical development costs, milestone license fees, maintenance fees provided to the institutions we licensed VQD-001 and VQD-002, outside manufacturing costs, outside clinical research organization costs, in addition to regulatory and patent filing costs associated to our two oncology compounds VQD-001 and VQD-002 currently in clinical trials. The increase in R&D for the year ended December 31, 2006, is a result of having no R&D costs from our two oncology compounds for the year ended December 31, 2005 as a result of acquiring them in October 2005, and initiating our clinical studies in 2006. Additionally, R&D charges for the year ended December 31, 2006 consist of milestone license fees incurred in connection with receiving acceptance of our Investigational New Drug Application filing for VQD-002 in April 2006 of $100,000, maintenance fees provided to the institutions we licensed VQD-001 and VQD-002 from of approximately $25,000 and $35,000 respectively, outside regulatory and legal fees of $445,000, employee costs of $440,000, outside clinical research organization costs of $452,000 and outside manufacturing costs of approximately $245,000. We expect R&D spending related to our existing product candidates to continue to increase over the next several years as we expand our clinical trials.

Selling, general and administrative, or (“SG&A”), expenses for the year ended December 31, 2006 were $3,455,225 as compared to $2,419,442 during the year ended December 31, 2005. This increase in SG&A expenses was due in part to the impact of expensing employee and director stock options beginning with the year ended December 31, 2006 in accordance with SFAS No. 123R of approximately $830,000, additional spending on conferences, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees which include the Chief Medical Officer hired in March 2006, the Vice President of Regulatory and Clinical Operations hired in October 2006, in addition to other related employee costs such as increased insurance, and employer payroll taxes and increased rent expense for the newly extended leased corporate headquarters facility in Basking Ridge, New Jersey. Additionally, management and consulting expenses contributed to part of the SG&A increase, which was primarily attributed to a consultancy agreement for the strategic and technical assessment of our clinical development programs that we entered in with Paramount Corporate Development, an affiliate of Paramount BioCapital, Inc., a related party. The consultancy agreement was for a total of $90,000, for a period of three months for $30,000 per month commencing in August 2006.

Depreciation expense for the year ended December 31, 2006 was $6,304 as compared to $1,646 for the year ended December 31, 2005. The increase in depreciation expense is a result of the additional purchases of computer and office equipment for additional employees and our office expansion during 2006, for our office in Basking Ridge, respectively.

Interest income, net of interest expense for the year ended December 31, 2006 was $105,695 as compared to $42,422 for the year ended December 31, 2005. Interest income received during the year ended December 31, 2006 was approximately $122,000, which was offset by interest expense of approximately $16,000, for the repayment of the final one third amount of debt owed, of approximately $264,000, to Paramount BioCapital, which was assumed as part of the October 2005 acquisition of Greenwich Therapeutics. The increase in interest income for the year ended December 31, 2006 is attributed to having a higher cash balance throughout 2006 as a result of the October 2005 and October 2006 financings.

Our loss from continuing operations for the year ended December 31, 2006 was $5,175,570 as compared to $10,353,884 for the year ended December 31, 2005. The decreased loss from continuing operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005, was primarily due to the IPR&D charges related to the acquisition of Greenwich Therapeutics in October 2005 for $7,975,218, offset by the impact of expensing employee and director stock options beginning with the year ended December 31, 2006 of approximately $830,000 in accordance with SFAS No. 123R, additional spending on conferences, increased travel expenses for new business development opportunities and higher administrative expenses associated with having more employees which include the Chief Medical Officer hired in March 2006, the Vice President of Regulatory and Clinical Operations hired in October 2006, in addition to other related employee costs such as increased insurance, and employer payroll taxes and increased rent expense for the newly leased corporate headquarter facility in Basking Ridge, New Jersey. Increased R&D expenses also contributed to the loss from continuing operations for the year ended December 31, 2006 as compared to having no R&D expenses related to our drug development business for the year ended December 31, 2005. R&D expenses related to our drug development business include clinical research organization and manufacturing costs, maintenance and licensing fees provided to the institutions we licensed VQD-001 and VQD-002 from, in addition to other clinical development costs for the VQD-001 and VQD-002 clinical programs. We expect losses to continue to increase for the next several years from the costs associated with the drug development process related to developing our drug candidates.

Discontinued Operations:

Our loss from discontinued operations for the year ended December 31, 2006 was $3,095,594 as compared to $2,480,745 for the year ended December 31, 2005. The increased loss from discontinued operations for the year ended December 31, 2006 as compared to December 31, 2005 was primarily attributable a decrease in revenues from the prior year of approximately $1.1 million, establishing inventory reserves for slow moving materials of approximately $427,000, and the expensing of employee stock options of approximately $210,000, offset by having lower overhead expenses resulting from a reduced number of employees located in our New Jersey facility, lower R&D expenditures as a result of focusing on commercializing our proprietary technology.

Results of Operations - Years Ended December 31, 2005 vs. 2004

Continuing Operations:

We had no revenues from our continuing operations through December 31, 2005.

IPR&D costs of $7,975,218 for the year ended December 31, 2005 are attributed to the acquisition of Greenwich Therapeutics, Inc. in October 2005. The acquisition costs are comprised of: $5,995,077 related to the calculated value of 8,564,395 shares of the Company’s common stock issued to Greenwich Therapeutics’ shareholders valued at $0.70 per share ($0.70 per share value was based upon the average stock price of our common stock a few days before and a few days subsequent to the July 7, 2005 definitive merger agreement announcement), $986,039 related to the calculated value of 2,000,000 warrants issued to Greenwich Therapeutics’ shareholders using the Black-Scholes stock option pricing model, $823,869 related to debt we assumed as part of the merger of Greenwich Therapeutics and $170,234 is comprised of license fees, legal fees and other professional fees incurred as part of the merger with Greenwich Therapeutics.

SG&A expenses for the year ended December 31, 2005 were $2,419,442 as compared to $0 for the year ended December 31, 2004. This increase in SG&A expenses was primarily due to having no drug development business expenses until 2005. As part of our drug development expansion, we hired our president and CEO in February 2005, and hired our Vice President of Corporate Business Development in July 2005. SG&A also increased as a result of increased spending on conferences, increased travel expenses for new business development opportunities and higher administrative expenses associated with employee costs such as increased insurance, and employer payroll taxes and increased rent expense for the newly leased corporate headquarters facility in Basking Ridge, New Jersey in September 2005. Additionally, management and consulting expenses contributed $263,534 as part of the SG&A increase, which was primarily attributed to a non-recurring charge of $190,000 from the issuance of 200,000 shares of our common stock to an outside consultant in the third quarter 2005, in addition to the Company utilizing regulatory and advisory consultants in the due diligence process of acquiring our two oncology compounds, VQD-001 and VQD-002 in October 2005.

Interest income, net of interest expense for the year ended December 31, 2005 was $42,422 as compared to $0 for the year ended December 31, 2004. The increase was attributed to having higher cash balances during the year ended December 31, 2005 as compared to 2004 as a result of completing a financing in October 2005 for approximately $8.4 million.

Our loss from continuing operations for the year ended December 31, 2005 was $10,353,884 as compared to $0 for the year ended December 31, 2004. The increased loss from continuing operations for the year ended December 31, 2005 as compared to December 31, 2004 was primarily due to having no drug development business expenses until 2005. In October 2005, we acquired Greenwich Therapeutics and incurred IPR&D expenses of approximately $7.9 million as a result of the Company acquiring two oncology compounds through the acquisition of Greenwich Therapeutics, Inc. in October 2005 for $7,975,218, in addition to higher SG&A expenses due in part to having more employees which include the President and CEO hired in February 2005, the Vice President of Corporate Business Development hired in July 2005, additional spending on conferences, increased travel expenses for new business development opportunities and higher administrative expenses associated with other related employee costs such as increased insurance, and employer payroll taxes and increased rent expense for the newly leased corporate headquarters facility in Basking Ridge, New Jersey in September 2005.

Discontinued Operations:

Our loss from discontinued operations for the year ended December 31, 2005 was $2,480,745 as compared to $4,023,558 for the year ended December 31, 2004. The decreased loss from discontinued operations for the year ended December 31, 2005, as compared to December 31, 2004 was primarily attributable to increased gross profits as a result of having higher revenues in 2005 versus 2004, in addition to having lower overhead expenses resulting from a reduced number of employees located in our New Jersey facility, lower R&D expenditures as a result of focusing on commercializing our proprietary technology, in addition to receiving a tax benefit of approximately $236,000 from the State of New Jersey, from the sale of our net operating losses.

Liquidity and Capital Resources:

In August 2004, we decided to focus on acquiring technologies for purposes of development and commercialization of pharmaceutical drug candidates for the treatment of oncology and antiviral diseases and disorders for which there are unmet medical needs. In accordance with this business plan, in October 2005, we acquired in a merger transaction Greenwich Therapeutics, Inc., a privately-held New York-based biotechnology company that held exclusive rights to develop and commercialize two oncology drug candidates - VQD-001, and VQD-002. The rights to these two oncology drug candidates, VQD-001 and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. As a result of our acquisition of Greenwich Therapeutics, we hold exclusive rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002. We have initiated three Phase I/IIa clinical trials since acquiring the license rights to VQD-001 and VQD-002.

As a result of this acquisition, we have undertaken funding development of VQD-001 and VQD-002, which has significantly increased our expected cash expenditures and will continue to increase our expenditures over the next 12 months and thereafter. The completion of development of VQD-001 and VQD-002, both of which are only in early stages of clinical development, is very lengthy and expensive process. Until such development is complete and the FDA (or the comparable regulatory authorities of other countries) approves VQD-001 and VQD-002 for sale, we will not be able to sell these products.

Since inception, we have incurred an accumulated deficit of $28,540,556 through December 31, 2006. For the year ended December 31, 2006, we had losses from continuing operations of $5,175,570 and used $3,955,017 in cash from continuing operating activities for year ended December 31, 2006. As of December 31, 2006, we had working capital of $1,442,522 and cash and cash equivalents of $2,931,265.

Management expects our losses to increase over the next several years, due to the expansion of our drug development business, costs associated with the clinical development of VQD-001 and VQD-002. These matters raise substantial doubt about our ability to continue as a going concern.

On October 18, 2006, we sold 7,891,600 shares of our common stock at a price of $0.50 per share resulting in gross proceeds of approximately $3.95 million. In addition to the shares of common stock, we also issued to the investors 5-year warrants to purchase an aggregate of 2,762,060 shares at an exercise price of $0.73 per share. In connection with the private placement, we engaged Paramount BioCapital, Inc. (“Paramount”), as our exclusive placement agent, and Paramount in turn engaged various broker-dealers as sub-agents to assist with the offering. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of VioQuest. Stephen C. Rocamboli, a director of our Company, is currently employed by Paramount. Until December 2006, Dr. Michael Weiser, also a director of our Company, was employed by Paramount, an entity of which Dr. Rosenwald is the chairman and sole stockholder. In consideration for their services, we paid an aggregate of approximately $276,000 in commissions to the placement agents (including sub-agents) in connection with the offering, of which $56,000 was paid to Paramount, plus an additional $30,000 as reimbursement for expenses. We also issued to the placement agents 5-year warrants to purchase an aggregate of 394,580 shares of common stock at a price of $0.55 per share. Based upon the Black-Scholes option pricing valuation model, the investor warrants are estimated to be valued at approximately $1,363,000. Based upon the Black-Scholes option pricing valuation model, the placement agents’ warrants are estimated to be valued at approximately $195,000.

On October 18, 2005, we sold 11,179,975 shares of our common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of our common stock, investors also received 5-year warrants to purchase an aggregate of 4,471,975 shares of our common stock at an exercise price of $1.00 per share. . In connection with the private placement, we engaged Paramount as our exclusive placement agent. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of our Company. Two of our directors, Stephen C. Rocamboli who is currently employed by Paramount and until December 2006, Dr. Weiser was employed by Paramount of which Dr. Rosenwald is the chairman and sole stockholder, and is also a substantial stockholder of the Company. We paid an aggregate of approximately $587,000 in commissions to Paramount in connection with the offering, plus an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Our net proceeds, after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.5 million.

On February 25, 2004, we completed a private placement of our securities to accredited investors that resulted in gross proceeds of approximately $7.2 million. Investors in the private placement purchased an aggregate of approximately 4.8 million shares of our common stock at a price per share of $1.50 and received 5-year warrants to purchase one share of common stock at $1.65 per share for every two common shares purchased in the offering (a total of 2.4 million warrants). In connection with this offering, we issued 482,691 shares of common stock at a price of $1.65 per share to our placement agents. In addition, we paid an aggregate of $500,000 in selling agent commissions, of which Paramount (See note 11 accompanying the consolidated financial statements included elsewhere in this Prospectus), received $300,000. Net proceeds to us, after deducting commissions and other expenses relating to the private placement, were approximately $6.7 million.

Management anticipates that our capital resources will be adequate to fund our operations through the second quarter of 2007. Additional financing will be required during 2007 in order to continue operations. Our board of directors directed our management to seek strategic alternatives for our Chiral Quest business operations on September 29, 2006, which may include the possible sale of that business. If we are able to sell our Chiral Quest business we may receive cash proceeds from the sale, which we would utilize to further the development of our two anti-cancer drug candidates. The most likely source of financing includes the private sale of our equity or debt securities, or bridge loans to us from third party lenders. However, changes may occur that would consume available capital resources before that time. Our working capital requirements will depend upon numerous factors, which include, the progress of its drug development and clinical programs, including associated costs relating to milestone payments, license fees, manufacturing costs, regulatory approvals, and the hiring of additional employees.

Our net cash used in continuing operating activities for the year ended December 31, 2006 was $3,955,017. Our net cash used in operating activities primarily resulted from a net loss of $5,175,570 offset by non-cash items consisting of the impact of expensing employee and director stock options in accordance with FAS 123R of $830,715, the impact of expensing scientific advisory board member consultants’ options in accordance with EITF 96-18 for $33,830, and depreciation of $6,304, Other uses of cash in continuing operating activities include an increase in other current assets, which primarily consists of prepaid clinical research organization costs, prepaid manufacturing costs of $432,068 attributed to our two oncology compounds development sites. Additionally, an increase in accounts payable of $756,381 which is primarily attributed to clinical development costs, clinical regulatory costs, legal, accounting fees.

Our net cash used in continuing investing activities for the year ended December 31, 2006 totaled $28,406, which resulted from capital expenditures were attributed to the purchases of computer and office equipment for the Basking Ridge, New Jersey facility.

Our net cash provided by financing activities for the year ended December 31, 2006 was $3,649,246. Financing activities consisted of approximately $3.65 million received from our October 2006 private placement of approximately 7.9 million shares of our common stock at a price per share of $0.50, net of approximately $296,000 of costs associated to the agreement with Paramount, which served as our placement agent.

As part of our plan for development, we anticipate hiring additional full-time employees in the medical, clinical and finance functions. In addition, we will continue to use senior advisors, consultants, clinical research organizations and third parties to perform certain aspects of our products’ development, manufacturing, clinical and preclinical development, and regulatory and quality assurance functions.

At our current and desired pace of clinical development of our two products, currently in Phase I/IIa clinical trials, over the next 12 months we expect to spend approximately $7.0 million on clinical trials (including milestone payments that we expect to be triggered under the license agreements relating to our product candidates, maintenance fees payments that we are obligated to pay to the institutions we licensed our two oncology compounds from, salaries and consulting fees, pre-clinical and laboratory studies), approximately $130,000 on facilities, rent and other facilities costs, and approximately $2.7 million on general corporate and working capital. Additionally, we have an outstanding debt balance of $264,623 and approximately $16,000 of interest through December 31, 2006, which was due in October 2006 and is currently due and payable to Paramount BioSciences, LLC, an affiliate of Paramount. We plan to satisfy the final portion of debt and interest by the end of the first half of 2007.

Our working capital requirements will depend upon numerous factors. For example, with respect to our drug development business, our working capital requirements will depend on, among other factors, the progress of our drug development and clinical programs, including associated costs relating to milestone payments, license fees, manufacturing costs, regulatory approvals, and the hiring of additional employees.

Additional capital that we may need in the future may not be available on reasonable terms, or at all. If adequate financing is not available, we may be required to terminate or significantly curtail our operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, or potential markets that we would not otherwise relinquish.

Contractual Obligations

License with The Cleveland Clinic Foundation. We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001. We are obligated to make an annual license maintenance payment until the first commercial sale of VQD-001, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. Should VQD-001 become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense VQD-001 to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to VQD-001 and have the obligation to use all commercially reasonable efforts to bring SSG to market. We have agreed to prosecute and maintain the patents associated with VQD-001 or provide notice to CCF so that it may so elect. The license agreement shall automatically terminate upon Greenwich’s bankruptcy and upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc. We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor research involving VQD-002 annually for the term of the license agreement.  In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon Greenwhich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

The following table summarizes our long-term contractual obligations at December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Continuing Operating Lease Obligations (1)	$494,000	$97,000	$295,000	$102,000	$-
Discontinued Operating Lease Obligations (1)	799,000	331,000	468,000	-	-
Total	$1,293,000	$428,000	$763,000	$102,000	$-

(1)   Operating Lease Obligations are payment obligations under an “operating lease” as classified by FASB Statement of Financial Accounting Standards No. 13. According to SFAS 13, any lease that does not meet the criteria for a “capital lease” is considered an “operating lease.”

Critical Accounting Policies and Estimates

 Accounting for Stock-Based Compensation

Prior to January 1, 2006, as permitted by SFAS No. 123, we accounted for share-based payments to employees using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees “APB No. 25”, and related interpretations. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known. As previously permitted by the Statement of Financial Accounting Standards No. 123 “SFAS No. 123”, we had elected to apply the intrinsic-value-based method of accounting under APB No. 25 described above, and adopted the disclosure only requirements of SFAS No. 123, and provided pro forma information for the effects of using a fair value basis for all options.

We adopted SFAS No. 123R, Share-Based Payment and related interpretations on January 1, 2006 for its employee and director stock options plan, using the modified prospective method which requires that share-based expense recognized includes: (a) share-based expense for all awards granted prior to, but not yet vested, as of the adoption date and (b) share-based expense for all awards granted subsequent to the adoption date. Since the modified prospective application method is being used, there is no cumulative effect adjustment upon the adoption of SFAS No. 123R, and our financial statements as of and for the year ended December 31, 2005 do not reflect any restated amounts. No modifications were made to outstanding options prior to the adoption of SFAS No. 123R, and we did not change the quantity, type or payment arrangements of any share-based payment programs.

SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized as an expense in the financial statements, and that measurement of that cost be based on the estimated fair value of the equity or liability instrument issued. Under SFAS No. 123R, the pro forma disclosures previously permitted under SFAS No. 123, Accounting for Stock-Based Compensation “SFAS No. 123” are no longer an alternative to financial statement recognition. SFAS No. 123R also required that forfeitures be estimated and recorded over the vesting period of the instrument.

We account for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing method in accordance with SFAS 123R and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The initial non-cash charge to operations for non-employee options with vesting is subsequently adjusted at the end of each reporting period based upon the change in the fair value of our common stock until such options vest. We use the same valuation methodologies and assumptions in estimating the fair value of options under both SFAS No. 123R and the pro forma disclosures under SFAS No. 123.

Research and Development Expense.

 Research and development expenditures are expensed as incurred. We often contract with third parties to facilitate, coordinate and perform agreed upon research and development activities. To ensure that research and development costs are expensed as incurred, we measure and record prepaid assets or accrue expenses on a monthly basis for such activities based on the work performed under the contracts.

These contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones. In the event that we prepay fees for future milestones, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed. Most professional fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

These contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees. Because these fees are incurred at various times during the contract term and they are used throughout the contract term, we record a monthly expense allocation to recognize the fees during the contract period. Fees incurred to set up the clinical trial are expensed during the setup period.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recently Issued Accounting Standards

In December 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position EITF 00-19-2 (“FSP 00-19-2”), Accounting for Registration Payment Arrangements. FSP 00-19-2 addresses an issuer’s accounting for registration payment arrangements by specifying that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, wither issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 will be effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We currently believe that the adoption of FSP 00-19-2 will have no material impact on our consolidated financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109. FIN 48 stipulates a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, and interest and penalties. The provisions of FIN 48 are to be effective for our fiscal year beginning January 1, 2007. We have determined that the impact that uncertain tax positions will not have a material affect on our financial position or results of operations.

OUR COMPANY

Overview

Since October 2005, VioQuest Pharmaceuticals, Inc. has had two distinct business units - Drug Development and Chiral Products and Services. Our drug development business focuses on acquiring, developing and eventually commercializing human therapeutics in the areas of oncology, and antiviral diseases and disorders for which there are current unmet medical needs. We currently have the exclusive rights to develop and commercialize two oncology drug candidates. We have initiated three Phase I/IIa clinical trials since acquiring the license rights to VQD-001 and VQD-002. Our chiral business, which we operate through our wholly-owned subsidiary, Chiral Quest, Inc., provides innovative chiral products, technology and custom synthesis development services to pharmaceutical and fine chemical companies in all stages of a products’ lifecycle. In September 2006, our board of directors directed our management to explore strategic alternatives relating to our chiral business, including the possible sale of the business. As a result, for accounting purposes, our chiral chemistry business is presented as discontinued operations in our financial statements, including our audited financial statements as of and for the year ended December 31, 2006 included elsewhere in this Prospectus.  In April 2007, we entered into a definitive agreement to sell Chiral Quest for cash consideration of $1.7 million, plus the assumption of up to $1.3 million in liabilities.  The transaction is subject to customary closing conditions, including the approval of our shareholders.

Corporate History; Mergers and Reincorporation Transactions

We were originally formed in October 2000, as a Pennsylvania limited liability company under the name Chiral Quest, LLC. In February 2003, we completed a reverse acquisition of Surg II, Inc., a publicly-held Minnesota shell corporation and were renamed Chiral Quest, Inc. In August 2004, we changed our name to VioQuest Pharmaceuticals, Inc. In October 2005, we reincorporated under Delaware law by merging into a wholly-owned subsidiary incorporated under Delaware law.

Immediately following the reincorporation, we acquired Greenwich Therapeutics, Inc., a privately-held, New York City based drug development company, in a merger transaction in which we merged a wholly-owned subsidiary with and into Greenwich Therapeutics, with Greenwich Therapeutics remaining as the surviving corporation and our wholly-owned subsidiary. As a result of the acquisition of Greenwich Therapeutics, we acquired the rights to develop and commercialize two oncology drug candidates - VQD-001, Sodium Stibogluconate, or SSG, and VQD-002, Triciribine-Phosphate, or TCN-P.

Drug Development

Through our drug development business, we acquire, develop, and intend to commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates - VQD-001 and VQD-002. We hold our rights to VQD-001 and VQD-002, pursuant to license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. These licenses give us the right to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002. We have initiated three Phase I/IIa clinical trials since acquiring the license rights to VQD-001 and VQD-002.

Cancer Overview

Cancer develops when abnormal cells in the body begin to grow out of control. These cancer cells may outlive normal cells and can go on to form additional cancerous cells. The danger is that these cells may often travel to other parts of the body and replace normal tissue, a process called metastasis. Frequently, these metastases ultimately lead to a patient’s death. Although the exact cause of cancer is still uncertain, it is believed that genetics and environmental toxins play a role.

The American Cancer Society estimates that 1,444,920 new cases of cancer will be diagnosed in 2007 alone. The National Institute of Health estimated that the overall cost of cancer is $206.3 billion in 2006. This cost includes $78.2 billion in direct medical expenses, $17.9 billion in indirect morbidity costs, and $110.2 billion in indirect mortality costs. In 2007, 559,650 Americans are expected to die from cancer, or one in four deaths in the United States. For all types of cancer diagnosed between 1996 and 2002 combined, the 5-year relative survival rate is 66%.

Cancer is the second leading cause of death in America, exceeded only by heart disease. In the U.S., half of all men and one third of all women will develop cancer at some point in their lives. Since 1990, over 17 million new cancer cases have been diagnosed. A number of drugs are used in the treatment of cancer. These drugs are used to reduce pain, prolong the life of the patient, send the cancer into remission or eliminate the cancer completely. We believe there is great opportunity for improvement in all types of cancer treatment. Recognizing this vast health and commercial opportunity, we acquire, develop, and commercialize innovative products for the treatment of important unmet medical needs in cancer and immunological diseases.

VQD-001 - Sodium Stibogluconate (SSG)

VQD-001 is a pentavalent antimonial drug that has been in use for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis (a protozoan disease). According to the World Health Organization leishmaniasis currently threatens 350 million men, women, and children in 88 countries around the world. This drug is currently being used to treat military personnel serving in parts of the world where leishmaniasis is prevalent. In collaboration with the U.S. Army, we are pursuing development of VQD-001 in the treatment of leishmaniasis and anticipate filing a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, in the second half of 2007. In December 2006, VQD-001 received orphan drug designation by the FDA for the treatment of leishmaniasis.

In addition to treatment for leishmaniasis, several preclinical studies, especially those conducted at the Cleveland Clinic, have showed that VQD-001 is an inhibitor of multiple protein tyrosine phosphatases (PTPases), specifically the SRC homology PTPase (SHP-1 & SHP-2) and PTB-1B. These intracellular enzymes are involved in signaling pathways of many receptor-linked tyrosine kinases which are involved in growth, proliferation and differentiation of cancer cells. Inhibition of these enzymes with VQD-001 can trigger apoptosis, or cell death, of cancerous tumors. This cytotoxic effect, coupled with its potential ability to enhance the body’s immune system, through improved cytokine signaling and t-cell formation, suggest that VQD-001 has potential as an anti-cancer agent. It is well known that one major mechanism of regulating the proliferation, growth and apoptosis of cancer cells involves activation of cellular pathways, especially protein tyrosine kinase pathways; the Jak/Stat pathway is a particularly important protein tyrosine kinase pathway. It is also known that interferon and other cytokines exert their anti-cancer effects via the Jak/Stat pathway. We filed with the FDA an IND for VQD-001, which the FDA accepted in August 2006, allowing us to commence clinical trials of VQD-001. VQD-001 is currently being evaluated in combination with IFN a-2b in a 24-patient investigator-sponsored Phase I clinical trial at the Cleveland Clinic Taussig Cancer Center in refractory solid tumors, lymphoma and myeloma. We are also currently evaluating the safety, tolerability and activity of VQD-001 in a separate, company-sponsored study of up to a 54-patient Phase I/IIa clinical trial at M.D. Anderson Cancer Center in patients with advanced malignancies and solid tumors that have been non-responsive in previous cytokine therapy.

Preclinical Data

VQD-001 has been shown to have anti-proliferative activity against a broad number of tumor cell lines, including melanoma and renal cell lines. Pre-clinical work in nude mice with cancer xenografts has shown that VQD-001 can control malignancies in vivo as well. These effects were seen whether used as part of a combination therapy with existing treatments, including interferon and interleukin-2 or alone. In addition, preclinical data also suggests that monotherapy with VQD-001 may be useful to treat certain other tumor types, including prostate cancer.

The preclinical data suggests that VQD-001 utilizes multiple modes of action, including having a direct effect on cancer cells, as well as generally enhancing the body’s immune system. These multiple modes of action, along with VQD-001’s known historical toxicity profile, indicate to us that VQD-001 is a potentially attractive drug candidate to evaluate as an anti-cancer agent.

Potential Lead Indication of VQD-001

The standard of care for solid tumors, lymphoma, myeloma and certain other hematological malignancies, includes either chemotherapy and/or biologic therapy. Biologic treatment with Interferon alpha-2b, or IFN a-2b, has been moderately successful in controlling some of these malignancies. However, some tumors become refractory to treatment with IFN a-2b and the cancer continues to grow despite continued treatment. In addition, the toxicity profile of IFN a-2b often limits its clinical efficacy. We believe that the effectiveness of this existing treatment may be improved by using VQD-001 in combination with IFN a-2b. Specifically, we believe that VQD-001, due to its demonstrated ability to inhibit PTPases, will augment the anti-proliferative activity and improve the efficacy of IFN a-2b. Therefore, we believe that the efficacy of VQD-001 in combination with IFN a-2b as shown in preclinical studies together with its known historically acceptable safety profile, may position it well as an effective combination therapy to treat solid tumors and certain other hematological malignancies.

Clinical Development

VQD-001 is currently being studied at M.D. Anderson Cancer Center in a Phase I/IIa corporate-sponsored clinical trial in combination with IFN a-2b in up to 54-patients with advance malignancies and solid tumors that have been non-responsive in previous cytokine therapy. We expect the M.D. Anderson Phase I clinical trial will be completed by the first half of 2007. Pending a successful completion of our Phase I/IIa corporate-sponsored clinical trial, we anticipate initiating a Phase IIb trial in the second half of 2007. The Phase IIb trial will be designed to provide information concerning efficacy, among other information. Prior to initiating the Phase IIb trial, we will need to apply for approval with the local institutional review board and identify the principal investigator to conduct the study. There may potentially be delays in receiving this approval, such as unforeseen safety issues and dosing issues.

VQD-001 is also being studied at the Cleveland Clinic Taussig Cancer Center in an investigator-sponsored Phase I clinical trial in combination with IFN a-2b in the treatment of refractory solid tumors, lymphoma and melanoma in up to 24 patients. We expect the Cleveland Clinic Phase I clinical trial to be completed during the second half of 2007. Although it has no obligation to us to do so, the Cleveland Clinic intends to fund all costs associated with this clinical trial. In order to ensure this trial is completed, however, we may in the future agree to fund portions of this study. Further, if the Cleveland Clinic determines to discontinue the trials, we intend to continue product testing at an alternative facility such as a medical center or university to run our clinical trials.

The primary objectives of both the M.D. Anderson Phase I/IIa and Cleveland Clinic Phase I clinical trials are to evaluate the tolerance, safety and maximum tolerated dose, of VQD-001 in combination with IFN a-2b. In addition, these trials will also evaluate pharmacokinetic data and anti-neoplastic activity (although the trial is not designed to evaluate efficacy). We also hope to gain a better understanding of how VQD-001 affects important biological and genetic pathways.

Advantages Over Existing Developmental Therapeutics

Potential advantages of VQD-001 over existing therapies include VQD-001’s long history of use, acceptable toxicity, known safety profiles, and efficacy in preclinical cancer models. As previously discussed, VQD-001 has been utilized in the treatment of leishmaniasis for over fifty years in parts of Africa and Asia.

In connection with such use, VQD-001 has demonstrated favorable toxicity and side effect profiles, at dosages well in excess of the dosages we intend to utilize in our clinical trials in the treatment of cancer. Also, based on preclinical in vivo cancer models, we believe that VQD-001 may have better efficacy in treating refractory cancer than existing standards of care.

Competition

To our knowledge, no inhibitors of such PTPases have previously been demonstrated to be effective to treat cancer. CombinatoRx, Incorporated, a privately held biotechnology company, is developing a clinical drug candidate containing Pentamidine + Thorazine. Pentamidine may also be a PTPase inhibitor and has also previously been used for the treatment of leishmaniasis. Hoffman-La Roche Inc. and Wyeth are investigating PTPase inhibitors for the potential treatment of non-insulin dependent diabetes.

Additional Potential Indication of VQD-001

As we continue to develop VQD-001 for indications primarily used for an oncology therapeutic, we are also in the process of developing a treatment for leishmaniasis which is a parasitic disease as described above. According to the World Health Organization, leishmaniasis currently threatens 350 million men, women and children in 88 countries around the world. The leishmaniases are parasitic diseases with a wide range of clinical symptoms:

•
Cutaneous leishmaniasis - Cutaneous forms of the disease normally produce skin ulcers on the exposed parts of the body such as the face, arms and legs). The disease can produce a large number of lesions - sometimes up to 200 - causing serious disability, and invariably leaving the patient permanently scarred, a stigma which can cause serious social prejudice;

•
Mucocutaneous - in mucocutaneous forms of leishmaniasis, lesions can lead to partial or total destruction of the mucous membranes of the nose, mouth and throat cavities and surrounding tissues. These disabling and degrading forms of leishmaniasis can result in victims being humiliated and cast out from society; and

•
Visceral leishmaniasis - also known as kala azar - is characterized by irregular bouts of fever, substantial weight loss, swelling of the spleen and liver, and anaemia (occasionally serious). If left untreated, the fatality rate in developing countries can be as high as 100% within 2 years.

In collaboration with the U.S. Army, we are pursuing the development of VQD-001 in the treatment of leishmaniasis and intend to file an NDA, with the FDA in the second half of 2007. VQD-001 was granted orphan drug designation by the FDA in December 2006 for the treatment of leishmaniasis.

VQD-002 - Triciribine-Phosphate (TCN-P)

VQD-002, a nucleoside analog, was previously advanced into clinical trials by the National Cancer Institute in the 1980s and early 1990s, and showed compelling anti-cancer activities. More recently, investigators at the Moffitt Cancer Center of the University of South Florida were able to demonstrate from preclinical studies that VQD-002’s mechanism of action is the inhibition of Akt phosphorylation (protein kinase - B), which is found to be over activated and over-expressed in various malignancies including breast, ovarian, colorectal, and pancreatic and leukemias. Clinically, the over expression of phosphorylated Akt is associated with poor prognosis, resistance to chemotherapy and shortened survival time of cancer patients. We filed with the FDA an IND relating to VQD-002, which was accepted in April 2006. Pursuant to this IND, we are currently evaluating the safety, tolerability and activity of VQD-002 and its ability to reduce Akt phosphorylaion in two Phase I/IIa clinical trials, including one at the Moffitt Cancer Center in up to 42 patients with hyper-activated, phosphorylated Akt in colorectal, pancreatic, breast and ovarian tumors and a second clinical trial, with up to 40 patients, at the M.D. Anderson Cancer Center in hematological tumors, with particular attention in leukemia.

Preclinical Data

Recent preclinical research performed at the Moffitt Cancer Center at the University of South Florida confirmed bio-activity of VQD-002 in tumor cell lines that over-express Akt. Furthermore, in vivo studies showed that low doses of VQD-002 inhibited tumor growth in murine human xenograft models only if the xenograft over-expressed Akt and if not Akt was over-expressed. In both human tumor cell lines and in murine xenograft models, VQD-002 inhibited tumor cell growth and promoted tumor cell death, a process known as apoptosis.

Potential Lead Indication of VQD-002

The efficacy of VQD-002 as an anti-cancer drug in previous clinical trials was observed and toxicity was does dependent. We believe side effects were closely related to the high dosage levels used in these trials. In addition, we believe that the hyperglycemia seen as a side effect may have resulted from VQD-002’s mechanism of action on Akt, as recent preclinical studies have shown that a deficiency of Akt impairs the ability of insulin to lower blood glucose, which could lead to a hyperglycemic condition. The previous NCI-sponsored clinical trials used dosages that ranged up to 256mg/m2, and these trials targeted tumors without regard to whether such tumors overexpressed Akt, since, at the time of such trials, the mechanism of action for VQD-002 was not fully understood. We believe that, based on the preclinical studies conducted to date, VQD-002 effectively and selectively induces apoptosis and inhibits growth in tumor cells with elevated levels of Akt at doses lower than those used in the previous clinical trials. Therefore, we believe that by selectively screening and treating only those patients with tumors that exhibit abnormal levels of phosphorylated Akt, VQD-002 in low doses may achieve tumor inhibition and regression without the significant side effects previously associated with its usage at higher dose levels. Our initial potential lead indication for VQD-002 will be for the treatment of solid tumors known to have abnormal levels of phosphorylated Akt, which constitute a significant percentage of all colorectal, ovarian, pancreatic and breast cancers.

Additional Potential Indications for VQD-002

While VQD-002 continues in clinical development for solid tumors that overexpress abnormal levels of phosphorylated Akt, we have initiated two Phase I/IIa clinical trials to explore VQD-002’s potential in the treatment for hematological and other hematologic tumors, including leukemia. We also intend to continue to explore other potential oncology indications by conducting xenograph preclinical studies in various tumor models.

Clinical Development

VQD-002 is currently being studied under our Phase I/IIa clinical trial at the Moffitt Cancer Center at the University of South Florida in up to 42 patients in the treatment of metastatic and refractory solid tumors including: colorectal, pancreatic, breast and ovarian tumors. In addition we have entered into Phase I/IIa clinical trials in up to 40 patients with advanced hematologic malignancies at each M.D. Anderson Cancer Center and the Moffitt Cancer Center. We expect that each patient enrolled in the clinical trials will have either refractory solid or hematologic tumors that have demonstrated abnormal levels of phosphorylated Akt on biopsied tumor samples. The primary objective of this clinical trial will be to confirm the tolerance, safety and maximum tolerated dose, of VQD-002. In addition, the trial will also provide pharmacokinetic data and may provide possible very early evidence of anti-neoplastic activity (although the trial is not designed to assess efficacy) and a better understanding of how VQD-002 impacts on levels of Akt in previously overexpressing tumors. Pending the successful completion of these Phase I, which we expect to be completed by the first half of 2007, we anticipate initiating Phase IIb clinical trials in the second half of 2007. Prior to a initiating these Phase IIb clinical trials, we will need to apply for approval with the Institutional Review Board and the principal investigator to conduct the study. There may potentially be delays in receiving this approval such as unforeseen safety issues and dosing issues.

Advantages over Existing Developmental Therapeutics

The planned clinical trials utilizing VQD-002 in patients that have tumors that exhibit abnormal levels of phosphorylated Akt is a strategy that we believe offers significant advantages over classic anticancer therapies. Our research indicates to us that low dose treatment with VQD-002 inhibits the activation of Akt. This will target cancer cells specifically, while sparing healthy cells, resulting in fewer side effects. This “targeted therapy” takes advantage of the biologic differences between cancer cells and healthy cells. We expect this approach to result in a decreased number of patients required to see a clinical effect, as we predict that a larger percentage of the patients treated will benefit from treatment with VQD-002. We expect that this will decrease both the clinical trial regulatory time period, and also the costs associated with such clinical trials, as compared to traditional anticancer products currently in clinical development.

Competition

There is currently no approved Akt inhibitor on the market. Keryx Biopharmaceuticals, Inc. is developing perifosine. Perifosine is an alkylphospholipid that has been shown to inhibit the PI3K/Akt pathway, but research to date has not demonstrated that it directly binds the Akt molecule. Multiple pharmaceutical companies have Akt inhibitors in the early discovery stage of development, including Abbott Laboratories, Astrazeneca, Bristol-Meyers Squibb, Merck & Co., Inc. and Eli Lilly.

To date, we have not received approval for the sale of any drug candidates in any market and, therefore, have not generated any revenues from our drug candidates. The successful development of our product candidates is highly uncertain. Product development costs and timelines can vary significantly for each product candidate and are difficult to accurately predict. Various laws and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of each product. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

Developing pharmaceutical products is a lengthy and very expensive process. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates, we do not expect to complete the development of a product candidate until late 2007 for the treatment of leishmaniasis, and 2011 for oncology indications of VQD-001 and VQD-002, if ever. In addition, as we continue the development of our product candidates, our research and development expenses will further increase. To the extent we are successful in acquiring additional product candidates for our development pipeline, our need to finance further research and development will continue increasing. Accordingly, our success depends not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of these product candidates. Our major sources of working capital have been proceeds from various private financings, primarily private sales of our common stock and other equity securities.

Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for laboratory development, legal expenses resulting from intellectual property protection, business development and organizational affairs and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology. We expense our research and development costs as they are incurred.

Government Regulation

The research, development, testing, manufacturing, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the U.S. and other countries. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

Drug Approval Process

None of our drug candidates may be marketed in the U.S. until the drug has received FDA approval. The steps required before a drug may be marketed in the U.S. include:

•     preclinical laboratory tests, animal studies, and formulation studies,

•     submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin,

•     adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication,

•     submission to the FDA of an NDA,

•     satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices, or cGMPs, and

•     FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap. The study protocol and informed consent information for study subjects in clinical trials must also be approved by an Institutional Review Board for each institution where the trials will be conducted. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, the Company or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDCA permits FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application. This process is known as Special Protocol Assessment, or SPA. These agreements may not be changed after the clinical studies begin, except in limited circumstances.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The testing and approval process requires substantial time, effort, and financial resources. The agencies review the application and may deem it to be inadequate to support the registration and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis surrogate endpoints. Generally, drugs that may be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that any of our drug candidates will qualify for any of these programs, or that, if a drug candidate does qualify, that the review time will be reduced.

Section 505b2 of the FDCA allows the FDA to approve a follow-on drug on the basis of data in the scientific literature or data used by FDA in the approval of other drugs. This procedure potentially makes it easier for generic drug manufacturers to obtain rapid approval of new forms of drugs based on proprietary data of the original drug manufacturer.

Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA may issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require post marketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Before we can market our product candidates for additional indications, we must obtain additional approvals from FDA. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that any additional approval for new indications for any product candidate will be approved on a timely basis, or at all.

Post-Approval Requirements

Often times, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of an approved NDA are required to: (i) report certain adverse reactions to the FDA, (ii) comply with certain requirements concerning advertising and promotional labeling for their products, and (iii) continue to have quality control and manufacturing procedures conform to cGMP after approval. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Orphan Drug

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication. Our product candidate VQD-001 received orphan drug designation for the treatment of leishmaniasis in December 2006.

Non-United States Regulation

Before our products can be marketed outside of the U.S., they are subject to regulatory approval similar to that required in the U.S., although the requirements governing the conduct of clinical trials, including additional clinical trials that may be required, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all EU members’ states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

Intellectual Property and License Agreements

License with The Cleveland Clinic Foundation. We have an exclusive, worldwide license agreement with the Cleveland Clinic Foundation, or CCF, for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001. We are obligated to make annual license maintenance payments until the first commercial sale of VQD-001, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. Should VQD-001 become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense VQD-001 to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to VQD-001 and have the obligation to use all commercially reasonable efforts to bring VQD-001 to market. We have agreed to prosecute and maintain the patents associated with VQD-001 or provide notice to CCF so that it may so elect. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc. We have an exclusive, worldwide license agreement with the University of South Florida, or USF, for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor research involving VQD-002 annually for the term of the license agreement.  In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon our bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

Employees and Consultants

As of March 9, 2007, we have fifty full-time employees. None of our employees is represented by a collective bargaining unit. We consider our relations with our employees to be good.

As we develop our technology and business, we anticipate the need to hire additional employees, especially employees with expertise in the areas of clinical operations, business development, chemistry, sales and marketing.

Facilities

We lease office and laboratory space in Basking Ridge, New Jersey; Monmouth Junction, New Jersey; and in the People’s Republic of China, as summarized below:

Basking Ridge, New Jersey. We have amended our original lease agreement effective June 15, 2005, for additional office space effective November 20, 2006 for our principal executive offices located in Basking Ridge, New Jersey. This facility consists of approximately 4,000 square feet of office space. Pursuant to the lease agreement term of sixty-two months, we pay approximately $8,000 per month for rent and utilities. Our total lease commitment of approximately $494,000 for rent and utilities expires in January 2012.

Monmouth Junction, New Jersey. Through our discontinued operation, Chiral Quest, we occupy approximately 9,000 square feet of mostly laboratory space, and office space, for our Chiral Quest business located in Monmouth Junction, New Jersey. In January 2006, we amended our original May 2003 lease agreement to extend our lease term to May 31, 2009. Pursuant to this amendment, effective June 1, 2006, our monthly base rent is $19,439, in addition to monthly operating, utilities and maintenance fees of $8,350. Upon six months prior written notice to the landlord, we will have a one time option, without penalty, to terminate this lease effective as of May 31, 2008. Our total lease commitment of approximately $799,000 for rent, utilities and maintenance fees expires in May 2009.

The People’s Republic of China. Through our discontinued operation, Chiral Quest, pursuant to an agreement effective December 15, 2004, with the Science and Technology Bureau of Jiashan County (“Jiashan”) in Zhejiang Province of the People’s Republic of China, we have agreed to lease a total of 4,000 square meters of laboratory and office space in an industrial park near Shanghai, 50 percent of which we began occupying in 2005. Pursuant to our agreement with Jiashan, although we are not required to pay rent during the initial 3-years of the lease, we pay a maintenance fee of up to $4,500 per month, which is comprised of maintenance and management fees. Following the initial 3-year term, we may, at our sole discretion, either continue leasing the space for annual rent of no more than $60,000 or purchase the facility on commercially reasonable terms. We have no financial obligation pursuant to the lease agreement after the end of the three year term. We were also granted the option to purchase in the next three years approximately 33 acres of land adjacent to the industrial park. For purposes of entering into the lease, we established a wholly owned subsidiary organized under the laws of Hong Kong, known as Chiral Quest Ltd., which in turn will be the sole shareholder of a subsidiary in the People’s Republic of China, Chiral Quest (Jiashan) Ltd.

We believe our existing facilities, as described above, are adequate to meet our needs through the year ending December 31, 2007.

Legal Matters

We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

MANAGEMENT

Our executive officers and directors are described below. There are no family relationships among our executive officers or directors.

Name	Age	Positions
Daniel Greenleaf	42	President, Chief Executive Officer and Director
Lawrence Akinsanmi, M.D., Ph.D.	42	Vice President of Clinical Operations and Regulatory Affairs
Edward C. Bradley, M.D.	57	Chief Scientific and Medical Officer
Michael Cannarsa	49	General Manager, Chiral Quest
Yaping Hong	50	Senior Vice President of Global Process Research and Development
Brian Lenz	34	Chief Financial Officer and Treasurer
Vincent Aita, Ph.D.	32	Director
Johnson Y. N. Lau, M.D.	45	Director
Stephen C. Rocamboli	35	Chairman and Secretary
Stephen A. Roth, Ph.D.	63	Director
Michael Weiser, M.D., Ph.D.	44	Director
Xumu Zhang, Ph.D.	45	Chief Technology Officer and Director

Daniel Greenleaf has been our President and Chief Executive Officer and a member of the Board of Directors since February 2005. He joined VioQuest from Celltech Biopharmaceuticals, a European biotechnology company where he served as President of their U.S. operations since 2004. Prior to that, Mr. Greenleaf served as Senior Vice President of Operations for Nabi Biopharmaceuticals a biopharmaceutical development company, from 2002 to 2003. From 1992 to 2002, Mr. Greenleaf held a series of positions of increasing responsibility at Schering-Plough Corporation, an international pharmaceutical company, including its Vice President, Marketing and Sales from 2000 to 2002. He holds an MBA from the University of Miami and a BA in Economics from Denison University.

Lawrence Akinsanmi, M.D., Ph.D., joined our company in October 2006. Prior to joining us, Dr. Akinsanmi served as global lead, early development and senior director of regulatory affairs at Daiichi Medical research, Inc., from January 2004 to September 2006. From January 2002 to December 2003, he served as Senior Director, Regulatory & Medical Affairs at Omnicare Clinical Research. From February 1997 to October 2001, Dr. Akinsamni was employed by Immunomedics, Inc., where he served as its Director of Regulatory and Medical Affairs. Dr. Akinsamni has also held various clinical research positions at academic and commercial research organizations. Dr. Akinsanmi’s prior experiences include preparing and supporting IND and NDA filings with the FDA and foreign regulatory authorities, and he has also been involved in several oncology drug development projects. Dr. Akinsanmi also has broad oncologic drug development knowledge, and has previously worked on several cancer products at various stages of development, including LymphoCide®, CeaCide®, Iressa®, Satraplatin®, Camptosar® and Oral Taxane®.

Edward C. Bradley, M.D., joined VioQuest in February 2007 and serves as the Company’s Chief Scientific and Medical Officer. Prior to joining the Company, Dr. Bradley was the Head of Global Medical Development for the Imaging franchise of Berlex Schering AG/Bayer Schering Pharma since March 2005. From January 2002 to March 2005, Dr. Bradley was the Chief Medical Officer of Berlex Schering AG/Bayer Schering Pharma’s Berlex Inc. division. From 1997 to January 2002, Dr. Bradley was Executive Vice President for Worldwide Medical Sciences & Development at DuPont Pharmaceuticals Company.

Michael Cannarsa, Ph.D., currently serves as General Manager of Chiral Quest and joined our Company in January 2005. Mr. Cannarsa joins us from Chemi Pharma, where he served as President and VP of Business Development since 2003. From 2001 to 2003, Dr. Cannarsa was employed by Synthetech, Inc. serving as Director of Business Development. Prior to Synthetech, Inc., Dr. Cannarsa served as Vice President, Fine Chemicals Business Development at Symyx Technologies, Inc. from 1999 to 2001. From 1997 to 1999; Dr. Cannarsa was employed by PPG-Sipsy Pharmaceutical Products as Commercial Development Manager. He holds a Ph.D. from Cornell University in Physical Organic Chemistry, and a BS in Chemistry from Georgetown University.

Yaping Hong, Ph.D., has been our Senior Vice President of Global Research and Development since April 2004 and served as our Director of Process Research and Development from May 2003 to April 2004. Prior to joining Chiral Quest, Dr. Hong was Director of Process Chemistry for Synthon Chiragenics from August 2001 to May 2003. From April 1993 to August 2001, Dr. Hong was employed by Sepracor Inc., eventually serving as Associate Research Fellow from January 2001 to August 2001. Dr. Hong holds a Ph.D. in Synthetic Organic Chemistry from the University of Waterloo. Dr. Hong conducted his postdoctoral work from September 1991 to March 1993 at the Massachusetts Institute of Technology, in Cambridge Massachusetts.

Brian Lenz has been our Chief Financial Officer since April 2004 and our Treasurer since December 2003. From October 2003 to April 2004, he served as our Controller and from December 2003 to November 2006, he served as Secretary. Prior to that he was Controller of Smiths Detection from July 2000 to September 2003. Previous to Smiths Detection, Mr. Lenz worked as a Senior Auditor for KPMG LLP from October 1998 to June 2000. Mr. Lenz is a licensed Certified Public Accountant, holds a Bachelors of Science in Business Administration from Rider University in New Jersey, and an M.B.A. from Saint Joseph’s University in Pennsylvania.

Vincent M. Aita, Ph.D. has served as a member of the board of directors since February 2003. Dr. Aita is a partner at Kilkenny Capital Management, LLC, where he has worked from February 2004 to present. Prior to that, he was a research analyst for Paramount BioCapital Asset Management, Inc. from November 2000 to January 2004. Prior to that, Dr. Aita completed a post-doctoral fellowship in the Department of Genetics and Development at Columbia University, and concurrently served as a scientific consultant for Research Assessment Associates, Inc. From August 1995 to December 1999, Dr. Aita attended Columbia University where he received a Ph.D. in Genetics from the Columbia Genome Center.

Johnson Y. N. Lau has been a member of our board of directors since November 2005. He currently serves as the Chairman of Kinex Pharmaceuticals, LLC, a position he has held since December 2003. Prior to that, Dr. Lau was an independent contractor from January 2003 until December 2003 and served in various capacities at Ribapharm Inc. from August 2000 until January 2003, including Chairman, President and Chief Executive Officer. Previously he was the Senior Vice President and Head of Research and Development at ICN Pharmaceuticals and Senior Director of Antiviral Therapy at Schering-Plough Research Institute. Since September 2004, Dr. Lau has been a director of Chelsea Therapeutics International, Ltd. (OTCBB: CHTP), a North Carolina based biotechnology company. He has published over 200 scientific papers and 40 reviews and editorials in leading academic journals and was elected as a Fellow, Royal College of Physicians in 2004. Dr. Lau holds an M.B.B.S. and M.D. from the University of Hong Kong and the degrees of M.R.C.P. and F.R.C.P. from the Royal College of Physicians.

Stephen C. Rocamboli has served as our Chairman since February 2003 and Secretary since November 2006. He was our Secretary from February 2003 to December 2003. Since September 2004, Mr. Rocamboli has been general counsel of Paramount BioCapital, Inc. and Paramount BioCapital Investments, LLC and served as deputy general counsel of those companies from September 1999 to August 2004. From November 2002 to December 2003, Mr. Rocamboli served as a director of Ottawa, Ontario based Adherex Technologies, Inc. Mr. Rocamboli also serves as a member of the board of directors of several privately held development stage biotechnology companies. Prior to joining Paramount, Mr. Rocamboli practiced law in the health care field. He received his J.D. from Fordham University School of Law.

Stephen A. Roth, Ph.D. has served as a member of the board of directors since February 2003. Since January 2003, he has served as President, CEO, and director of Immune Control, Inc., a privately-held biopharmaceutical company focused on developing cancer treating drugs. Prior to joining Immune Control, Dr. Roth co-founded Neose Technologies in 1990, becoming its Chief Executive Officer and Chairman in 1994. Prior to starting Neose, Dr. Roth was assistant and associate professor of biology at The Johns Hopkins University from 1970-1980. He moved to the University of Pennsylvania as professor of biology in 1980, and was appointed Department Chairman in 1982, serving in that role until 1987. At Penn, Dr. Roth helped form its Plant Science Institute. His scholarly interests centered on the roles of complex carbohydrates in embryonic morphogenesis and in malignancy, topics on which he authored or co-authored nearly 100 articles and one book. He has received several research awards and prizes, and is an inventor on 18 patents and six patent applications. Dr. Roth received an A.B. degree from Johns Hopkins in 1964, a Ph.D. from Case Western Reserve University in 1968, and did postdoctoral work in carbohydrate chemistry at Hopkins from 1968-1970.

Michael Weiser, M.D., Ph.D. has served as a member of the board of directors since February 2003. Dr. Weiser concurrently serves as the Director of Research of Paramount BioCapital, Inc. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where he also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience. Dr. Weiser currently serves on the board of directors of Manhattan Pharmaceuticals, Inc. (MHA), Hana Biosciences, Inc. (HNAB), Chelsea Therapeutics International Ltd. (CHTP), Emisphere Technologies Inc. (EMIS), Ziopharm Oncology (ZIOP), all publicly-held biotechnology companies, as well as several other privately held biotechnology companies.

Xumu Zhang, Ph.D., co-founder of our subsidiary Chiral Quest, Inc., has been a member of our board of directors and has served as our Chief Technology Officer and as a consultant since our inception in 2000. Since 1994, Dr. Zhang has been primarily employed by Pennsylvania State University in State College, Pennsylvania, most recently as a Professor of Organic Chemistry, and prior to that was an Assistant and Associate Professor of Chemistry. Dr. Zhang holds a Ph.D. in Organic and Inorganic Chemistry from Stanford University, where he also conducted his postdoctoral work.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees of our company. In addition, we have adopted a Code of Ethics specifically applicable to our Chief Executive Officer and Senior Financial Officers. A copy of our Code of Business Conduct and Ethics and/or our Code of Ethics for Chief Executive Officer and Senior Financial Officers can be obtained without charge by sending a written request to the Secretary of the Company at the address of Company’s principal offices. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code to an executive officer or director, we will promptly disclose the nature of the amendment or waiver by filing with the SEC a current report on Form 8-K.

Audit Committee Financial Expert

Our audit committee is composed of Dr. Aita, Dr. Lau and Mr. Rocamboli. Our board of directors has determined that Dr. Lau qualifies as an “audit committee financial expert” as such term is defined by SEC regulations. Dr. Lau qualifies as an “independent director,” as such term is defined by Section 121(A) of the listing standards of the American Stock Exchange.

Executive Compensation

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to or earned by (i) each individual serving as our principal executive officer during our last completed fiscal year; and (ii) up to two other individuals that served as executive officers at the conclusion of the fiscal year ended December 31, 2006 and who received in excess of $100,000 in total compensation for such fiscal year. We refer to each of these persons as a named executive.

Name and Principal Position	Year	Salary	Bonus		Option Awards(2)		Non-Equity Incentive Plan Compensation		All Other Compensation		Total
Daniel Greenleaf President and CEO	2006	$360,000	$100,000	(1)	$818,053	(3)	$100,000	(4)	$-		$1,378,053

Brian Lenz Chief Financial Officer	2006	$134,583	$-		$86,546	(5)	$24,412	(6)	$3,600	(7)	$249,141

Yaping Hong Senior V.P. of Process R&D	2006	$165,000	$-		$87,647	(10)	$27,225	(11)	$-		$279,872

(1)	Pursuant to Mr. Greenleaf’s employment agreement, he is entitled to a bonus of $100,000 upon each anniversary of his agreement, provided he continues to be employed by us.
(2)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123(R) of stock option awards, and may include amounts from awards granted in and prior to fiscal year 2006. Assumptions used in the calculation of this amount for employees are identified in Note 7 to our financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(3)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123(R) of the following stock option awards: (i) the vesting of one-third of an option to purchase 891,396 shares granted on February 1, 2005, which vests in three equal annual installments beginning on February 1, 2006; and (ii) the vesting of one-third of an option to purchase 1,445,080 shares granted on October 18, 2005, which vests in three equal installments beginning on February 1, 2006. These stock options are issued in accordance with Mr. Greenleaf's employment agreement dated February 1, 2005. See “—Employment Agreements with Named Executives - Daniel Greenleaf.”

(4)
Amounts represent bonuses paid to Mr. Greenleaf as a result of the satisfaction of certain performance criteria established by our Board of Directors. See “- Employment Agreements with Named Executives - Daniel Greenleaf - Bonus Compensation.”

(5)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123(R) of the following stock option awards: (i) the vesting of one-third of a 15,000 share option granted on October 6, 2003 which vests in equal amounts over 3 years; (ii) the vesting of one-third of a 25,000 share option granted on April 19, 2004, which vests in equal amounts over 3 years; (iii) the vesting of one-third of a 60,000 share option granted on January 24, 2005, which vests in equal amounts over 3 years; and (iv) the vesting of one-third of a 100,000 share option granted on November 29, 2005, which vests in equal amounts over 3 years.

(6)
Amount represents a cash bonus awarded based upon the satisfaction of performance criteria established by our Board of Directors. See “- Employment Agreements with Named Executives - Brian Lenz - Bonus Compensation.”

(7)	Represents amount paid to the named executive as an automobile allowance.
(8)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123(R) of the following stock option awards: (i) one-fourth of 50,000 share option granted on April 21, 2003, which vests in equal amounts over 4 years; (ii) one-third of a 50,000 share option granted on April 19, 2004, which vest in equal amounts over 3 years; (iii) one-third of a 25,000 share option granted on January 24, 2005, which vests in equal amounts over 3 years; (iv) one-third of a 100,000 share option granted on November 29, 2005, which vests in equal amounts over 3 years.

(9)
Amount represents a cash bonus awarded based upon the satisfaction of performance criteria established by our Board of Directors. See “- Employment Agreements with Named Executives - Yaping Hong - Bonus Compensation.”

Employment Agreements with Named Executives

Daniel Greenleaf

Cash Compensation. Mr. Greenleaf’s employment with us is governed by an agreement dated as of February 1, 2005. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. Mr. Greenleaf also received a $50,000 signing bonus upon entering into the agreement, one-half of which was paid immediately upon signing, with the remaining one-half paid in August 2005. The agreement further provides that Mr. Greenleaf is further entitled to a “Discretionary Bonus” in an amount up to $250,000 per year. See “—Executive Bonus Compensation.” Mr. Greenleaf’s agreement further provides that during his employment he is entitled to such other benefits generally made available to our other senior management, which includes eligibility to participate in our 401(k) plan and eligibility for group health, dental and life insurance.

Option Grants. Pursuant to Mr. Greenleaf’s employment agreement, we issued to him an option to purchase 891,396 shares of common stock, which represented 5 percent of our outstanding common stock at the time the agreement was entered into. This option vests in three equal annual installments, commencing February 2006 such that two-thirds of the shares subject to this initial grant are currently exercisable. Mr. Greenleaf’s employment agreement further provides that, until we have raised $20 million through the sale of our equity securities and we have obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf is entitled to receive additional stock options in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5 percent of our outstanding common stock. The employment agreement provides that to the extent any of these additional stock options are issued, the options will vest in equal installments over the then-remaining term of the employment agreement and so long as Mr. Greenleaf remains employed by us. The exercise price of the additional stock options will be equal to the then-current market value of our common stock at the time of issuance. We have made two additional stock option grants pursuant to this provision. First, following the completion of our October 2005 private placement and acquisition of Greenwich Therapeutics, related to 1,445,080 shares having an exercise price of $0.89, and which vested in 3 installments beginning February 1, 2006 and each anniversary thereafter. Second, following the completion of our October 2006 private placement, Mr. Greenleaf received an option to purchase 394,580 shares of our common stock, exercisable at $0.56 per share, vesting in 2 equal installments on February 1, 2007 and February 1, 2008. As of December 31, 2006, we have raised an aggregate of approximately $12.3 million, meaning Mr. Greenleaf will continue to be entitled to receive the additional stock options until we have raised an additional approximately $6.7 from the sale of our equity securities.

Bonus Compensation. Mr. Greenleaf is also eligible to receive an annual cash bonus upon achievement of certain performance criteria established by our Board each year. The following table describes the criteria, the maximum amount for which Mr. Greenleaf was eligible to receive for 2006 for fully satisfying each criterion, and the amount he was paid for each such criterion for 2006:
2006 Criteria	Eligible Amount	Amount Awarded
Completion of financings resulting in gross proceeds of a targeted amount	$50,000	$30,000
Listing of common stock on national securities exchange	$50,000	$0
Company’s initiation of 3 clinical trials in 2006	$30,000	$30,000
Company’s completion of 3 clinical trials in 2006	$30,000	$20,000
Acquisition of new compound	$30,000	$0
Acceptance of NDA filing for review of leishmaniasis indication for VQD-001	$15,000	$0
Chiral Quest subsidiary net loss of less than targeted amount and revenues in excess of a targeted amount	$20,000	$10,000
Qualitative factors relating to leadership, teamwork, peer interaction, initiative and communication	$25,000	$20,000
Total	$250,000	$100,000

Severance, Change of Control and Termination Provision. Under the terms of Mr. Greenleaf’s employment agreement, in the event we terminate Mr. Greenleaf’s employment upon a “change of control” and on the date of such termination our aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination will accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination. A “change of control” is defined in the agreement as either: (i) the acquisition, directly or indirectly, following the date hereof by any person (as such term is defined in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), in one transaction or a series of related transactions, of our securities representing 50% or more of the combined voting power of our then outstanding securities if such person or his or its affiliate(s) do not hold in excess of 50% of such voting power on the date the employment agreement; or (ii) the future disposition by us (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of our business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing our domicile).

In the event we terminate Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where our aggregate market capitalization is less than $38 million, then: (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination; and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.

Brian Lenz

Base Compensation. We do not have a formal employment agreement with Mr. Lenz, other than the severance benefits agreement described below. However, Mr. Lenz’s current compensation arrangement currently provides that he receives an annual base salary of $185,000, and he is eligible to receive health care benefits and receives an annual automobile allowance of $3,600.

Bonus Compensation. Mr. Lenz is also eligible to receive an annual cash bonus upon achievement of certain performance criteria established by our Board each year. The following table describes the criteria, the maximum amount for which Mr. Lenz was eligible to receive for 2006 for fully satisfying each criterion, and the amount he was paid for each such criterion for 2006:

2006 Criteria	Eligible Amount	Amount Awarded
Completion of financings resulting in gross proceeds of a targeted amount	$13,500	$5,400
Company’s initiation of 3 clinical trials in 2006	$3,825	$3,825
Completion of non-dilutive financing transactions of a targeted amount	$5,625	$2,812
Listing of common stock on a national securities exchange	$9,675	$0
Chiral Quest subsidiary net loss of less than targeted amount	$7,875	$7,875
Qualitative factors relating to leadership, teamwork, peer interaction, initiative and communication	$4,500	$4,500
Total	$45,000	$24,412

In addition to cash bonus compensation, Mr. Lenz also received a stock option grant in March 2006 relating to 100,000 shares of our common stock at an exercise price of $0.85 per share. This option, which was issued under our 2003 Stock Option Plan, vests in 3 annual installments commencing March 2007.

Severance, Change of Control and Termination Provisions. We entered into a severance benefits agreement with Mr. Lenz, our Chief Financial Officer, in August 2006. The agreement provides that, in the event we terminate Mr. Lenz’s employment within one year following a “change of control” and such termination is either without “cause,” or is a “constructive termination,” then (i) Mr. Lenz shall be entitled to receive 12 months of his then annual base compensation, payable in semi-monthly installments, (ii) any and all outstanding options to purchase shares of our common stock granted to Mr. Lenz shall immediately vest and become immediately exercisable (whether granted before or after the date of the severance benefits agreement), and (iii) Mr. Lenz shall be entitled to participate in our health care and insurance benefits program for a period of 12 months thereafter. If Mr. Lenz’s employment is terminated at a time other than a one-year period following a change of control and is without cause, then Mr. Lenz shall be entitled to receive (A) one-half of his then annual compensation, payable in semi-monthly installments over a period of six months and (B) our health care and insurance benefits program over a period of six months thereafter.

Under the severance benefits agreement, “change of control” has the meaning given that term in our 2003 Stock Option Plan, where it is defined as the occurrence of one of the following events:

•
the sale, lease, exchange or other transfer, directly or indirectly, of substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a person or entity that is not controlled by the Company;

•	the approval by our shareholders of any plan or proposal for the liquidation or dissolution of the Company;

•
any person becomes after the effective date of the Plan the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of (i) 20% or more, but not 50% or more, of the combined voting power of our outstanding securities ordinarily having the right to vote at elections of directors, unless the transaction resulting in such ownership has been approved in advance by the board members who continue as directors, or (ii) 50% or more of the combined voting power of our outstanding securities ordinarily having the right to vote at elections of directors (regardless of any approval by the continuing directors); provided that a traditional institution or venture capital financing transaction shall be excluded from this definition;

•
a merger or consolidation to which we are a party if our shareholders immediately prior to effective date of such merger or consolidation have beneficially own, immediately following the effective date of such merger or consolidation, securities of the surviving corporation representing (i) 50% or more, but less than 80%, of the combined voting power of the surviving corporation’s then outstanding securities ordinarily having the right to vote at elections of directors, unless such merger or consolidation has been approved in advance by our continuing directors, or (ii) less than 50% of the combined voting power of the surviving corporation’s then outstanding securities (regardless of any approval by our continuing directors; or

•	after the date our securities are first sold in a registered public offering, our continuing directors cease for any reason to constitute at least a majority of the Board.

Under Mr. Lenz’s severance benefits agreement, “cause” means (i) the conviction of a felony; (ii) the conviction of theft or embezzlement of our property, or the commission of an act involving moral turpitude that materially and adversely affects our reputation and business prospects; and (iii) Mr. Lenz’s failure to substantially perform his material duties and responsibilities, provide we first send Mr. Lenz written notice of such failure and allow between 30 and 90 days to cure such non-performance.

Under Mr. Lenz’s severance benefits agreement, a “constructive termination” is deemed to occur when he has been demoted or his duties have been materially reduced, there has been an adverse change in his annual base salary or benefits, or he has been subject to discrimination prohibited by federal or state law.

In addition, in March 2007, we entered into a letter agreement with Mr. Lenz that provided for additional compensation upon the event we sell our Chiral Quest subsidiary. Specifically, we agreed to pay to Mr. Lenz a cash payment equal to 1.1667% of the gross proceeds received by us in connection with a sale of Chiral Quest.

Yaping Hong

Base Compensation. Dr. Hong, who serves as the Senior Vice President of Process R&D of our Chiral Quest Subsidiary, currently receives an annual base salary of $160,000, and is eligible to receive various other benefits made available to our employees, including our 401(k) plan and group health, dental and life insurance.

Bonus Compensation. Dr. Hong is also eligible to receive an annual cash bonus upon achievement of certain performance criteria established by our Board each year. The following table describes the criteria, the maximum amount for which Dr. Hong was eligible to receive for 2006 for fully satisfying each criterion, and the amount he was paid for each such criterion for 2006:

2006 Criteria	Eligible Amount	Amount Awarded
Chiral Quest revenue of at least at a targeted amount and a margin equal to or greater than a targeted percentage	$9,900	$0
Chiral Quest subsidiary net loss of less than targeted amount	$14,850	$9,950
Chiral Quest subsidiary targeted sales	$14,850	$12,326
Criteria related to scaling up and employee training at Chiral Quest China facility	$9,900	$4,950
Total	$49,500	$27,225

As further consideration for Dr. Hong’s continued employment, in March 2007 we agreed to pay to him additional consideration in the event we completed a sale of our Chiral Quest subsidiary. Specifically, if we sell Chiral Quest, Dr. Hong is entitled to a lump sum cash payment equal to 1.1667% of the gross proceeds received by us from such sale. In addition, upon a sale of Chiral Quest all of Dr. Hong's outstanding stock options, to the extent then vested, will remain exercisable for 12 months.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2006. All of the option awards described in the following table were issued pursuant to our 2003 Stock Option Plan. None of our named executive officers received any stock awards during 2006.

Name	Number of Securities Underlying Unexercised Options Exercisable (1)		Number of Securities Underlying Unexercised Options Unexercisable (1)		Option Exercise Price	Option Expiration Date
Daniel Greenleaf	297,132	(2)	594,264	(2)	$0.88	02/01/2015
	481,693	(2)	963,387	(2)	$0.89	10/18/2016
	-		394,580	(2)	$0.56	10/18/2016

Brian Lenz	15,000	(3)	-		$1.67	10/06/2013
	16,667	(4)	8,333	(4)	$1.40	04/19/2014
	20,000	(5)	40,000	(5)	$1.08	01/24/2015
	33,333	(6)	66,667	(6)	$1.03	11/29/2015
	-		100,000	(7)	$0.85	03/31/2016

Yaping Hong	37,500	(8)	12,500	(8)	$1.50	04/21/2013
	33,333	(4)	16,667	(4)	$1.40	04/19/2014
	8,333	(5)	16,667	(5)	$1.08	01/24/2015
	33,333	(6)	66,667	(6)	$1.03	11/29/2015
	-		75,000	(7)	$0.85	03/31/2016

(1)	All options granted pursuant to our 2003 Stock Option Plan.

(2)
Options were granted in accordance with Mr. Greenleaf's employment agreement dated 2/1/2005, which requires additional stock options to be issued to maintain Mr. Greenleaf's aggregate stock options to be equal to 5% of the Company's outstanding common stock until certain events occur.

(3)	Options were granted on October 6, 2003 and vested in three equal amounts on each of October 6, 2004, October 6, 2005 and October 6, 2006.

(4)	Options were granted on April 19, 2004 and vest in three equal amounts on each of April 19, 2005, April 19, 2006 and April 19, 2007.

(5)	Options were granted on January 24, 2005 and vest in three equal amounts on each of January 24, 2006, January 24, 2007, and January 24, 2008.

(6)	Options were granted on November 29, 2005 and vest in three equal amounts on each of November 29, 2006, November 29, 2007, and November 29, 2008.

(7)	Options were granted on March 31, 2006 and vest in three equal amounts on each of March 31, 2007, March 31, 2008, and March 31, 2009.

(8)	Options were granted on April 21, 2003 and vested in four equal amounts on each of April 21, 2004, April 21, 2005, April 21, 2006, and April 21, 2007.

Director Compensation

On April 5, 2006, our board of directors approved a compensation plan for our outside directors. Pursuant to the plan, each non-employee director serving on the board is entitled to receive $15,000 per year, payable upon reelection to the board by the shareholders. Additionally, the chair of the audit committee of the board shall receive $4,000 yearly and each member of a committee is entitled to receive $1,000 upon each meeting of a committee. Directors who are employees of the Company do not receive compensation for their service on the Board and shall only receive compensation in their capacities as employees.

The following table shows the compensation earned by each of our non-officer directors for the year ended December 31, 2006:

Name	Fees Earned or Paid in Cash	Option Awards		All Other Compensation		Total
Vincent M. Aita	$17,000	$4,896	(1)	$-		$21,896
Johnson Y.N. Lau	$20,000	$118,687	(2)	$-		$138,687
Stephen C. Rocamboli	$17,000	$4,896	(1)	$-		$21,896
Stephen A. Roth	$17,000	$31,908	(3)	$-		$48,908
Michael Weiser	$16,000	$4,896	(1)	$-		$20,896
Xumu Zhang	$-	$36,663	(4)	$120,000	(5)	$156,663

(1)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123R of the vesting of one-third of 12,900 options granted on October 28, 2003 which vest in three annual installments beginning on October 28, 2004. Assumptions used in the calculation of this amount for employees are identified in Note 7 to our financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(2)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123R of the award of 75,000 options on March 31, 2006. Assumptions used in the calculation of this amount for employees are identified in Note 7 to our financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(3)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123R of the following stock option awards: (i) the vesting of one-third of 50,000 options granted on July 23, 2003 which vest in three equal annual installments beginning on July 23, 2004; and (ii) the vesting of one-third of 12,900 options granted in October 28, 2003 which vest in three equal annual installments beginning on October 28, 2004. Assumptions used in the calculation of this amount for employees are identified in Note 7 to our financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(4)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123R of the vesting of one-quarter of 650,052 options granted on June 15, 2003 which vest in three annual installments beginning on June 15, 2004. Assumptions used in the calculation of this amount for employees are identified in Note 7 to our financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(5)
The Company and Dr. Zhang entered into a Consulting Agreement dated May 15, 2003, by which Dr. Zhang provides consulting services for the Company and receives an annual consulting fee of $120,000, payable in bi-monthly installments.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 22, 2007 by: (i) each director and nominee for director; (ii) each of our current executive officers; (iii) all of our directors and executive officers as a group; and (iv) all those known by us to be beneficial owners of at least five percent of our common stock. Beneficial ownership is determined under rules promulgated by the SEC. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Inclusion of shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 180 Mount Airy Road, Suite 102, Basking Ridge, New Jersey 07920.

Name and Address	Number of Shares Beneficially Owned (1)		Percentage of Class
Daniel Greenleaf	1,834,940	(2)	3.3
Michael Cannarsa	133,334	(3)	*
Yaping Hong, Ph.D.	175,001	(4)	*
Brian Lenz	151,668	(5)	*
Vincent M. Aita, Ph.D.	242,374	(6)	*
Stephen C. Rocamboli	881,235	(7)	1.6
Stephen A. Roth, Ph.D.	102,900	(8)	*
Michael Weiser, M.D., Ph.D.	1,904,968	(9)	3.5
Xumu Zhang, Ph.D.	3,268,314	(10)	5.9
Edward C. Bradley, M.D.	10,000		*
Johnson Y.N. Lau, M.D., Ph.D.	206,666		*
All Executive Officers and Directors as a group (11 persons)	8,846,400		15.3
Lester Lipschutz 1650 Arch Street - 22nd Floor
Philadelphia, PA 19103	10,541,367	(11)	18.7
Lindsay A. Rosenwald 787 7th Avenue, 48th Floor
New York, NY 10019	3,470,999	(12)	6.2

* Less than 1%.

(1)	Assumes in each case that the stockholder exercised all options available to the person that have vested or will vest within 60 days of March 22, 2007.

(2)
Includes shares issuable upon exercise (at a price of $0.88 per share) of an option, 594,264 shares of which were vested as of February 1, 2007 and shares issuable upon exercise (at a price of $0.89 per share) of an option, 963,386 shares of which were vested on February 1, 2007; and shares issuable upon exercise (at a price of $0.56 per share) of an option, 197,290 shares of which were vested as of February 1, 2007.

(3)
Includes shares issuable upon exercise (at a price of $0.86 per share) of an option, 116,667 shares of which were vested as of January 1, 2007; and shares issuable upon exercise (at a price of $0.85 per share) of an option, 16,667 shares of which will vest on March 31, 2007.

(4)
Represents: (i) shares issuable upon exercise (at a price of $1.50 per share) of an option to purchase 50,000 shares, all of which will vest as of April 21, 2007; (ii) shares issuable upon exercise (at a price of $1.40 per share) of an option to purchase 50,000 shares, all of which will be vested as of April 19, 2007; and (iii) shares issuable upon exercise (at a price of $1.08 per share) of an option, 16,667 shares of which vested on January 24, 2007; shares issuable upon exercise (at a price of $1.03 per share) of an option, 33,334 shares of which vested on November 29, 2006; and (iv) shares issuable upon exercise (at a price of $0.85 per share) of an option, 25,000 shares of which will vest on March 31, 2007.

(5)
Represents: (i) shares issuable upon exercise (at a price of $1.67 per share) of an option, 15,000 shares of which were vested as of October 6, 2006; (ii) shares issuable upon exercise (at a price of $1.40 per share) of an option, 25,000 of which will be vested as of April 19, 2007; (iii) shares issuable upon exercise (at a price of $1.08 per share) of an option, 20,000 shares of which vested on each of January 24, 2006 and January 24, 2007; (iv) shares issuable upon exercise (at a price of $1.03 per share) of an option 33,334 shares of which vested on November 29, 2006; and (v) shares issuable upon exercise (at a price of $0.85 per share) of an option, 33,334 shares of which will vest on March 31, 2007.

(6)	Includes 12,900 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004, October 28, 2005, and October 28, 2006.

(7)
Includes 719,335 shares owned by, and 149,000 shares issuable upon the exercise of two warrants held by, Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005; and 12,900 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004, October 28, 2005, and October 28, 2006.

(8)
Represents: (i) 50,000 shares issuable upon exercise (at a price of $1.70 per share) of an option, 16,667 shares of which vested on each of February 14, 2004 and February 14, 2005 and 16,666 of which vested on February 14, 2006; (ii) 8,600 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004, October 28, 2005, and October 28, 2006; and (iii) shares issuable upon exercise (at a price of $0.75 per share) of an option, 40,000 shares of which vested on January 12, 2007.

(9)
Includes i) 280,000 shares issuable upon the exercise of a warrant; and ii) 12,900 shares issuable upon exercise (at a price of $1.96 per share) of an option, 4,300 shares of which vested on each of October 28, 2004. October 28, 2005, and October 28, 2006.

(10)
Includes 487,539 shares issuable upon exercise (at a price of $1.49 per share) of an option 162,513 shares of which vested on each of May 15, 2004, May 15, 2005 and May 15, 2006, and another 162,513 shares that will vest on May 15, 2007.

(11)
Based on Schedule 13D filed with the SEC on October 27, 2005. Represents shares owned equally by several trusts established for the benefit of Dr. Lindsay A. Rosenwald or members of his immediate family, for which Mr. Lipschutz is the trustee/investment manager, and over which he has voting control and investment power. Includes 1,633,000 shares issuable upon the exercise of warrants.

(12)
Based on a Schedule 13G/A filed February 13, 2007. Includes (i) 1,034,169 shares issuable upon the exercise of warrants and (ii) 392,830 shares held by Paramount BioCapital Investments, LLC of which Dr. Rosenwald is the managing member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Rocamboli and Dr. Weiser, both of whom are directors of our company, are former stockholders of Greenwich Therapeutics, Inc., which company we acquired in October 2005. Mr. Rocamboli owned 144,000 shares of Greenwich common stock and Dr. Weiser owned 280,000 shares of Greenwich common stock. Accordingly, upon completion of the merger, Mr. Rocamboli received approximately 616,320 shares of our common stock and 144,000 shares issuable upon the exercise of warrants, and now beneficially owns approximately 1.8 percent of our outstanding common stock. Dr. Weiser received approximately 1,198,400 shares of our common stock and 280,000 shares issuable upon the exercise of warrants, and now beneficially owns approximately 4.0 percent of our outstanding common stock. Mr. Rocamboli’s and Dr. Weiser’s interests in Greenwich were made known to our board of directors at the outset of the negotiating process between the companies and neither attended or otherwise participated in any meeting and other discussion of the board in all matters relating to the merger with Greenwich.

Mr. Rocamboli is also an employee of Paramount BioCapital, Inc. or its affiliates, a corporation of which Dr. Lindsay A. Rosenwald is the chairman and sole shareholder. Together with various trusts for the benefit of Dr. Rosenwald or members of his immediate family, Dr. Rosenwald owned approximately 48 percent of Greenwich’s outstanding common stock. Upon completion of the merger with Greenwich, Dr. Rosenwald and the trusts now beneficially own approximately 29 percent of our outstanding common stock.

On February 25, 2004, the Company completed the sale of its securities in a private placement to accredited investors for gross proceeds of approximately $7.2 million. Paramount BioCapital, Inc. participated as one of three placement agents for this transaction, for which it received approximately $300,000 in commissions.

On October 18, 2005, the Company completed the sales of its securities in a private placement to accredited investor for gross proceeds of approximately $8.4 million. Paramount BioCapital, Inc., which served as the placement agent for this transaction, for which it received approximately $587,000 in commissions, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.5 million.

As a result of its acquisition of Greenwich Therapeutics, on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which is payable to Paramount BioCapital Investments, Inc. pursuant to a promissory note dated October 17, 2005, referred to as the (“Note”). At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in a previous $5 million financing ). Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied a portion of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another portion by issuing to Paramount BioCapital Investments, Inc. 392,830 shares valued at the $.75 offering price of the October 2005 private placement, the equivalent of $294,623 of the Company’s common stock. In the event the Company does not complete the financing(s) resulting in aggregate gross proceeds of at least $10 million prior to the Note’s maturity date, the Company will be required to satisfy the final portion in October 2006. Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to completion of the merger. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the merger. In addition to Dr. Rosenwald’s relationship with Greenwich, as described above, two directors of the Company, Stephen C. Rocamboli and Michael Weiser, M.D., Ph.D., owned approximately 3.6% and 7%, respectively, of Greenwich’s outstanding common stock. Mr. Rocamboli and Dr. Weiser are also employees of Paramount BioCapital, Inc.

In August 2006, we entered into a consulting agreement with Paramount Corporate Development, an affiliate of Paramount BioCapital, Inc., pursuant to which it provided us strategic and technical assessment of our clinical development programs. The consulting agreement is for a total of $90,000, for a period of three months for $30,000 per month commencing in August 2006.

On October 18, 2006, we completed a private placement of our securities, resulting in gross proceeds of approximately $3.95 million. We engaged Paramount BioCapital, Inc. as our exclusive placement agent in connection with the offering, and Paramount in turn engaged various broker-dealers as sub-agents to assist with the offering. In consideration for their services, we paid an aggregate of approximately $276,000 in commissions to the placement agents (including sub-agents) in connection with the offering, of which $56,000 was paid to Paramount, plus an additional $30,000 as reimbursement for expenses. We also issued to the placement agents 5-year warrants to purchase an aggregate of 394,580 shares of common stock at a price of $0.55 per share, of which warrants to purchase 80,000 were allocated to Paramount BioCapital, Inc.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Since August 27, 2004 our common stock has traded on the OTC Bulletin Board under the symbol “VQPH.OB.” Prior to that, our common stock traded on the OTC Bulletin Board under the symbol “CQST.OB.” The following table lists the high and low bid price for our common stock as quoted, in U.S. dollars, by the OTC Bulletin Board during each quarter within the last two completed fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

Quarter Ended	High	Low
March 31, 2005	$0.99	$0.60
June 30, 2005	$0.70	$0.70
September 30, 2005	$1.15	$1.05
December 31, 2005	$0.76	$0.70
March 31, 2006	$0.85	$0.81
June 30, 2006	$0.80	$0.77
September 30, 2006	$0.65	$0.60
December 31, 2006	$0.53	$0.43

Record Holders

As of March 19, 2007, we had approximately 1,653 holders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC. Shares of common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one stockholder.

Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

Stock Re-Purchases

We did not make any re-purchases of shares of our common stock during fiscal 2005 and we do not currently have any publicly-announced repurchase plans in effect.

Regulation of Penny Stocks

Our common stock meets the definition of a “penny stock” under applicable SEC rules. Broker-dealers who sell penny stocks must satisfy several rules when recommending that their customers purchase penny stock. A summary of those rules is set forth below.

Definition of a Penny Stock. The SEC has adopted several rules regulating transactions involving “penny stocks.” As a general matter, the term “penny stock” means any equity security other than a security

•	that is a “reported security” as that term is defined by SEC rule, including securities listed on the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange,

•	that is issued by an investment company,

•	that is a put or call option issued by the Options Clearing House,

•	that has a price of $5.00 or more, or

•
 whose issuer has (i) net tangible assets of more than $2 million if the issuer has been in business for at least 3 continuous years, and $5 million if the issuer has   been in business less than 3 years, (ii) average revenue of at least $6 million for the last 3 years.

Suitability Determination. The SEC’s rules governing penny stock transactions are designed to ensure that brokers and dealers make a determination that a particular customer is appropriately suited to purchase penny stocks. Accordingly, prior to the sale of a penny stock recommended by the broker-dealer to a new customer who is not an institutional accredited investor, the broker-dealer must approve the customer’s account for transactions in penny stocks. The determination requires the broker-dealer to obtain from the customer information concerning the customer’s “financial situation, investment experience, and investment objectives.” Based on this information, the broker-dealer must then reasonably determine that transactions in penny stocks are suitable for the customer and that the customer has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of penny stock transactions. The broker-dealer then must provide the customer with a written statement, to be signed by the customer, that sets forth the suitability determination made by the broker-dealer.

Penny Stock Risk Disclosure Document. Prior to the initial penny stock transaction with a customer, the broker-dealer must provide to the customer a risk disclosure document, which states clearly that transactions in penny stocks can be very risky and urges the customer to use caution before proceeding with the transaction. The document warns the customer of the lack of liquidity in many penny stocks, the possibility of losing the investment, the need to use caution, and not to rely on the salesperson. The document also sets forth the remedies available to customers in the event the broker-dealer violates the penny stock rules in connection with a transaction with the customer. The risk disclosure document also includes pricing information relating to the penny stock and the compensation paid to the broker-dealer in connection with the transaction.

Monthly Statements. The broker-dealer must also furnish to the customer a statement as of the last day of each month that describes for each penny stock held by the broker-dealer for the customer’s account the price of the security, the number of shares of each penny stock security held for the customer, and the estimated market value of the security. The monthly statement must be sent to the customer within 10 days following the end of each month.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 47,798,626 shares of our common stock, including shares issuable upon the exercise of warrants. This offering includes the 7,891,600 common shares and 3,156,640 common shares issuable upon the exercise of the warrants issued in our October 2006 private placement, of which 394,580 common shares are issuable upon the exercise of warrants issued to placement agents that provided services to us in the private placement. The warrants received by the investors in the private placement are exercisable until October 2011 at an exercise price of $0.73 per share. These warrants are also redeemable by us, upon 30 days’ prior notice, when the average closing sale price of our common stock, as reported on the OTC Bulletin Board or such other market or exchange on which our common stock is then listed or quoted, equals or exceeds 200 percent of the exercise price for a period of 20 consecutive days. Upon redemption, we are obligated to pay to each warrant holder $0.01 per share underlying each outstanding warrant.

This prospectus also includes the 10,061,477 common shares and 5,589,972 common shares issuable upon the exercise of the warrants issued in our October 2005 private placement, of which 1,117,997 common shares are issuable upon the exercise of warrants issued to placement agents that provided services to us in the private placement. The warrants received by the investors in the private placement are exercisable until October 2010 at an exercise price of $1.00 per share. These warrants are also redeemable by us, upon 30 days’ prior notice, when the average closing sale price of our common stock, as reported on the OTC Bulletin Board or such other market or exchange on which our common stock is then listed or quoted, equals or exceeds 200 percent of the exercise price for a period of 20 consecutive days. Upon redemption, we are obligated to pay to each warrant holder $0.01 per share underlying each outstanding warrant.

This prospectus also covers 17,128,790 shares of our common stock and 4,000,000 common shares issuable upon the exercise of the warrants issued to the former stockholders of Greenwich Therapeutics, Inc. in connection with our acquisition of that company in October 2005. The warrants received by the former Greenwich stockholders are exercisable until October 18, 2010 at an exercise price of $1.41 per share. Pursuant to the terms of the merger with Greenwich, 8,564,373 of the shares and 1,999,994 shares issuable upon the exercise of the warrants issued to the former Greenwich stockholders are being held in escrow and will be released incrementally upon the achievement of certain milestones relating to the clinical development of the two product candidates acquired from Greenwich. In the event that the milestones are not met prior to June 30, 2008, these escrowed securities will be released and delivered to us for cancellation.

This prospectus also covers 392,830 shares of our common stock issued to Paramount BioCapital Investments, LLC in partial payment of debt assumed in connection with our October 2005 acquisition of Greenwich Therapeutics, Inc.

The following table sets forth the number of shares of the common stock owned by the selling stockholders as of March 27, 2007.

SELLING STOCKHOLDER TABLE

Name	Shares beneficially owned before offering	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder issuable upon exercise of warrants	Percentage beneficial ownership after offering
Shares Issued in October 2005 Private Placement
Abraham Katsman	46,666	33,333	13,333	—
Adam Brown and Melissa Brown	46,666	33,333	13,333	—
Alan H. Auerbach	46,666	33,333	13,333	—
Albert Fried, Jr.	74,866	11,533	13,333	*
Albert Milstein	140,000	100,000	40,000	—
Alejandro Garza Garza	48,332	16,666	6,666	*
Andrew W. Albstein	186,666	133,333	53,333	—
Andrew W. Schonzeit	46,000	30,000	16,000	—
Balanced Investment, LLC	486,666	133,333	53,333	*
Baruch Z. Halberstam	46,666	33,333	13,333	—
BF Holding GMBH	960,000	400,000	160,000	*
Brino Investment Ltd.	96,665	33,333	13,333	*
Catalytix LDC	93,332	66,666	26,666	—
Catalytix LDC Life Science Hedge AC	93,332	66,666	26,666	—
Christopher Landers	63,332	36,666	26,666	—
Cooper A. McIntosh, MD	46,666	33,333	13,333	—
Cranshire Capital, L.P.	251,632	144,966	106,666	—
Jerome H. Meyer, as Trustee for the Crilly Court Trust u/a/d 3/1/91	81,000	40,000	16,000	*
Daniel J. Kevles and Betty Ann Kevles as JTWROS	46,666	33,333	13,333	—
Daniel Kreiger	46,666	33,333	13,333	—
David Jaroslawicz	80,000	0	80,000	—
Deborah Silver	55,820	39,820	16,000	—
Diana B. Shepler	56,000	40,000	16,000	—
Elizabeth R. Moore	46,666	33,333	13,333	—
Elke R. de Ramirez	33,135	13,333	5,333	*
Eugenia VI Venture Holdings, Ltd.	1,866,666	1,333,333	533,333	—
Fernando Ahumada	74,666	53,333	21,333	—
Gary J. Strauss	46,666	33,333	13,333	—
Gitel Family Limited Partnership	290,915	200,000	80,000	*
OZF Investments LLC	1,533,332	666,666	266,666	[-	]
Harry and Susan Newton as JTWROS	415,000	200,000	80,000	—
Moise Hendeles, as Trustee for the Hendeles Grandchildren Trust #2 u/a/d 12/23/93[1]	241,998	33,333	13,333	—

Moise Hendeles, as Trustee for the Hendeles Grandchildren Trust u/a/d 1/01/89[1]	46,666	33,333	13,333	—
Moise Hendeles, as Trustee for the Hendeles Living Trust u/a/d 6/28/88[1]	241,998	40,000	16,000	—
Jack Klebanow	16,000	0	16,000	—
Jay Kestenbaum	93,332	66,666	26,666	—
John S. Osterweis, Trustee for The Osterweis Revocable Trust u/a/d 9/13/93	114,665	46,666	18,666	*
Jorge Ahumada	93,332	66,666	26,666	—
Joseph J. Vale	420,000	300,000	120,000	—
Judah Schorr	46,666	33,333	13,333	—
Kanfei Investments LLC	560,000	400,000	160,000	—
Lake End Capital LLC	70,000	50,000	20,000	—
Lewis Opportunity Fund LP	228,332	66,666	26,666	—
Marc Florin IRA (Albert Fried & Co. as custodian)	41,732	11,733	13,333	*
Mario Pasquel and Begona Miranda	64,816	33,333	13,333	*
Mega International Corporation	186,666	133,333	53,333	—
Moise Hendeles, as Trustee for the MEH Revocable Trust u/a/d 5/8/00	37,332	26,666	10,666	—
Michael A. Mullen	46,666	33,333	13,333	—
Milstein Family L.P.	414,166	33,333	13,333	—
Moise Hendeles, C/F Arie Hendeles[1]	14,000	10,000	4,000	—
Moise Hendeles, C/F Elie Hendeles[1]	14,000	10,000	4,000	—
Myron M. Teitelbuam	90,331	46,666	18,666	*
Nathan Eisen	93,332	66,666	26,666	—
Nicholas B. Kronwall, as Trustee for the Nicholas B. Kronwall Trust u/a/d 11/12/69[2]	114,166	33,333	13,333	—
Patrick M. Kane	63,333	0	13,333	*
Penn Footwear	53,333	0	53,333	—
Phil Lifschitz	93,332	66,666	26,666	—
Rachel Family Partnership	284,000	200,000	80,000	*
Reuben Taub	140,000	100,000	40,000	—
Ricardo Mesa Tejada MD and Amy Mesa-Jonassen MD as JTWROS	46,666	33,333	13,333	—
Riverside Contracting, LLC[3]	409,227	66,666	26,666	*
Robert Herskowitz	91,000	59,000	32,000	*
Robert Masters	46,666	33,333	13,333	*
Roberto Segovia	64,902	26,666	10,666	*
Ross D. Ain	76,666	33,333	13,333	*
SDS Capital Group SPC, Ltd.	549,833	363,167	186,666	—
Shea Ventures, LLC	2,800,000	2,000,000	800,000	—
Smithfield Fiduciary, LLC	266,666	0	266,666	—
South Ferry Building Company	933,332	666,666	266,666	—
Stefan Shoup IRA Bear Stearns SEC Corp Cust	112,000	80,000	32,000	—
Stahler Investments LLC	197,581	133,333	53,333	*

Elida Gollomp	46,666	33,333	13,333	—
Tim Malloch	46,666	33,333	13,333	—
Tisu Investment Ltd.	143,331	66,666	26,666	*
Tokenhouse Trading Pte. Ltd.[4]	589,165	133,333	53,333	*
William J. Garner	28,716	13,333	5,333	*
Bernard Gross	122,311	0	16,667	—
Harris Lydon	74,078	0	47,667	—
Jill Meleski	81,489	0	28,667	—
John Knox	214,621	0	3,333	—
Karl Ruggeberg	59,244	0	32,833	—
Lindsay Rosenwald	3,425,999	0	616,298	3.0
Michael Rosenman	342,954	0	131,666	—
Preston Tsao	62,500	0	62,500	—
Robert Friedman	1,667	0	1,667	—
Robert D. Millstone	20,300	0	20,300	—
Sandgrain Securities Inc.	3,383	0	3,383	—
Scott A. Katzmann	395,776	0	131,666	—
Steven A. Sherman	10,150	0	10,150	—
Timothy McInerney	222,488	0	11,200	—
Subtotal		9,776,864	5,589,972

SHARES ISSUED TO FORMER STOCKHOLDERS OF GREENWICH THERAPEUTICS, INC.

335 MAD, LLC	18,799	12,814	5,985	—
Aaron Speisman	13,174	10,680	2,494	—
Alan Clingman	10,538	8,543	1,995	—
Anil Chenthitta	52,822	42,822	10,000	—
Basil Christakos	75,722	0	12,000	—
Benjamin S. Feinswog and Malvina Feinswog, as Co-Trustees for the Benjamin S. Feinswog Trust u/a/d 10/5/95	31,614	25,629	5,985	—
Bernard Gross	79,489	42,822	20,000	—
Chad Messer	26,411	21,411	5,000	—
Claudia Donat-Barker	26,411	21,411	5,000	—
Danielle Flatly	26,411	21,411	5,000	—
David Butera	79,233	64,233	15,000	—
David J. Bersad	92,085	21,360	4,988	*
David Nussbaum	26,411	21,411	5,000	—
Demitrios Marras	26,411	21,411	5,000	—
Dolores Ferraro	26,411	21,411	5,000	—
Donna Kash and Peter Kash as JT	110,994	34,172	7,980	*
Donna Lozito	105,644	85,644	20,000	—
Elbert Chu	26,411	21,411	5,000	—
Eric R. Lee	39,616	32,116	7,500	—
Everest Capital S.A.	128,326	85,429	19,950	—
Fidulex Management, Inc.	14,753	11,960	2,793	—

Future Global Holding, Ltd.	5,271	4,273	998	—
GMM Capital	84,304	68,344	15,960	—
Harris Lydon	74,078	21,411	5,000	—
Henry and Monica Millin	10,538	8,543	1,995	—
Illya Keith Maher	211,288	171,288	40,000	—
Jamie Cabibihan	31,693	25,693	6,000	—
Jason Stein	1,616,699	1,199,015	280,000	*
Jay Lobell	1,391,557	942,083	220,000	*
Jeana Sommers	26,411	21,411	5,000	—
Jeffrey Serbin	1,607,606	1,284,659	300,000	—
Jill T. Meleski	81,489	42,822	10,000	—
Jillian M. Hoffman	105,644	85,644	20,000	—
John and Tina Papadimitropoulos	29,840	20,340	9,500	—
John Best	26,411	21,411	5,000	—
John Cipriano	105,644	85,644	20,000	—
John Knox	214,621	171,288	40,000	—
John Liatos	100,362	81,362	19,000	—
Joseph Friedman, as Trustee for the Joseph Friedman Trust u/a/d 12/16/99	10,538	8,543	1,995	—
Kanter Family Foundation	15,810	12,817	2,993	—
Karl Ruggeberg	59,244	21,411	5,000	—
Kathleen M. Fogarty	26,411	21,411	5,000	—
Kristy Plonisch	26,411	21,411	5,000	—
Kyle Kuhn	79,233	64,233	15,000	—
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO David Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Demiona Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Doni Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for the Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Joshua Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Family Trusts u/a/d 12/15/2000 FBO Tamar Rosenwald	10,541,367	798,202	186,400	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald 2000 Irrevocable Indenture of Trust u/a/d May 24, 2000	10,541,367	1,717,161	401,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1
Lester E. Lipschutz as Trustee for The Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust u/a/d August 28, 2001	10,541,367	428,220	100,000	4.1

Lillian Hahn	26,348	21,360	4,988	—
Lindsay Rosenwald	3,425,999	1,156,193	270,000	3.0
Louis Smookler	166,389	134,889	31,500	—
Marion Birch	26,411	21,411	5,000	—
Matthew Wyckoff, M.D.	1,056,439	856,439	200,000	—
Melvyn I. Weiss	228,326	85,429	19,950	—
Michael Rosenman	342,954	171,288	40,000	—
Michael Weiser[5]	1,892,068	1,199,015	280,000	*
Nicole Netolicky	15,705	10,705	5,000	—
NTP Partners	26,348	21,360	4,988	—
Paramount BioCapital Investments, LLC	392,830	392,830	0	—
Pearl Capital Partners, L.P.	10,538	8,543	1,995	—
Peter H. Barber	79,233	64,233	15,000	—
Robert I. Falk	10,538	8,543	1,995	—
Robert Klein	10,538	8,543	1,995	—
Scott A. Katzmann	395,776	214,110	50,000	—
Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005[6]	863,335	616,636	144,000	*
The Holding Company	36,886	29,903	6,983	—
Timothy M. Hofer	166,389	134,889	31,500	—
Timothy McInerney	222,488	171,288	40,000	—
Timothy Shands	26,411	21,411	5,000	—
Yitzhak Nissan	10,538	8,543	1,995	—
Subtotal		17,383,550	4,000,000

Subtotal		27,160,414	9,589,972

Shares Issued in October 2006 Private Placement

Bill and Nanette Abbott	90,720	67,200	23,520	—
Neel B. and Martha N. Ackerman	415,800	308,000	107,800	—
David W. Aibel	48,600	36,000	12,600	—
Andrew W. Albstein	135,000	100,000	35,000	—
Alpha Capital Anstalt	675,000	500,000	175,000	—
Jorge Altschuler	108,000	80,000	28,000	—
David Benadum	136,080	100,800	35,280	—
Alan Bresler & Hanna Bresler	40,500	30,000	10,500	—
David Brill	27,000	20,000	7,000	—
James Buck	68,040	50,400	17,640	—
R. Jackson Burkhalter	90,720	67,200	23,520	—
Lawrence Burstein	135,000	100,000	35,000	—

Frank Calcutta	151,200	112,000	39,200	—
John P. Casey	270,000	200,000	70,000	—
Joseph M.Collins IRA	135,000	100,000	35,000	—
Steven Cravath	68,040	50,400	17,640	—
Ennio DePianto	75,600	56,000	19,600	—
Praiful Desai	68,040	50,400	17,640	—
David DeValk	272,160	201,600	70,560	—
Donner Plumbing & Heating, Inc.[7]	68,040	50,400	17,640	—
Gregory Dovolis	68,040	50,400	17,640	—
Sherida Downer & Paul Downer JTWROS	68,040	50,400	17,640	—
J. William Doyle	105,840	78,400	27,440	—
John Dunkin	136,080	100,800	35,280	—
Lawrence J. Elish	68,040	50,400	17,640	—
Susan Gartenberg	69,000	40,000	14,000	*
Rick Goad	136,080	100,800	35,280	—
Granite Gulf Service Inc.[8]	67,500	50,000	17,500	—
Jay Greenbaum	40,500	30,000	10,500	—
Robert Guercio	136,080	100,800	35,280	—
James E. Harris	204,120	151,200	52,920	—
Hendeles Grandchildren Trust #2 DTD 12/23/93[1]	241,998[a]	40,000	14,000	*
Hendeles Living Trust[1]	241,998[a]	40,000	14,000	*
Moise Hendeles C/F Arie Hendeles UGMA-CA1	203,118[a]	11,200	3,920	*
Moise Hendeles C/F Elie Hendeles UGMA-CA1	203,118[a]	11,200	3,920	*
Jay B. Jennings IRA	68,040	50,400	17,640	—
Kevin Anderson Well Drilling LLC[9]	68,040	50,400	17,640	—
Klaus Kretschmer	540,000	400,000	140,000	—
Nicholas B. Kronwall Trust Dated 11/12/69[2]	114,166	50,000	17,500	—
Lewis Opportunity Fund, LP10	228,332	100,000	35,000	*
Linden Growth Partners Master Fund, LP11	604,800	448,000	156,800	—
S. Alan Lisenby	272,160	201,600	70,560	—
Milstein Family L.P.[12]	414,166	50,000	17,500	*
Richard A. Mullen	302,400	224,000	78,400	—
Susan Newton & Harry Newton, JTWROS	415,000	100,000	35,000	*
Lawrence O'Brien	136,080	100,800	35,280	—
Michael O'Brien	68,040	50,400	17,640	—
Alan Platner	95,580	70,800	24,780	—
David N. Porter	68,040	50,400	17,640	—
David G. & Nancy Pudelsky	113,400	84,000	29,400	—
Stephen C. Rabbitt	136,080	100,800	35,280	—
Louis Reif	272,160	201,600	70,560	—
Riverside Contracting, LLC[3]	409,227	200,000	70,000	*

Mitchell Sayer	68,040	50,400	17,640	—
Suzanne Schiller	68,040	50,400	17,640	—
Martin B. Seretean	270,000	200,000	70,000	—
William S. Silver	68,040	50,400	17,640	—
The Silverman 1984 Trust UAD 5/20/84[13]	68,040	50,400	17,640	—
Lucille Slocum	151,200	112,000	39,200	—
Gary Speet and Linda Speet	68,040	50,400	17,640	—
Richard H. Spurlock	135,000	100,000	35,000	—
Raymond L. Stanley, Jr.	68,040	50,400	17,640	—
Howard M. Tanning IRA	415,800	308,000	107,800	—
Carolyn Taylor	90,720	67,200	23,520	—
Tokenhouse Trading PTE, Ltd.[4]	589,165	150,000	52,500	*
Rick Van Den Toorn	108,000	80,000	28,000	—
Venturetek, LP14	675,000	500,000	175,000	—
Jeffrey G. Weil	204,120	151,200	52,920	—
Thomas Wells	136,080	100,800	35,280	—
Olen C. Wilson	68,040	50,400	17,640	—
Thomas W. Worden IRA	68,040	50,400	17,640	—
American Portfolios Financial Services, Inc.	6,262	—	6,262	—
Benjamin Brissi	4,297	—	4,297	—
Annette Cassella	2,500	—	2,500	—
Basil Christakos	75,722	—	1,050	—
Laureen Conversano	1,100	—	1,100	—
Vincent D’Albora	5,000	—	5,000	—
Alan Ferraro	24,435	—	24,435	—
GunnAllen Financial, Inc.	60,740	—	60,740	—
Gary S. Hobbib	667	—	667	—
John Knox	198,535	—	4,300	—
Legend Merchant Group, Inc.	1,600	—	1,600	—
Harris Lydon	18,263	—	18,263	—
Jeffrey R. Marshall	1,166	—	1,166	—
Andrew Miles	2,148	—	2,148	—
Robert D. Millstone	37,572	—	37,572	—
Michael Mullen	108,685	—	108,685	—
William Odenthal	1,667	—	1,667	—
Joseph Orlando	20,500	—	20,500	—
Craig Pierson	2,400	—	2,400	—
Ryan Reed	10,000	—	10,000	—
Lindsay A. Rosenwald	3,470,999[b]	—	45,000	6.0
Karl Ruggeberg	4,942	—	4,942	—
Steven A. Sherman	18,786	—	18,786	—
Whitaker Securities LLC	1,500	—	1,500	—
Jeff Woolf	10,000	—	10,000	—
Subtotal		7,891,600	3,156,640	—

TOTAL		35,052,014	12,746,612

* Denotes less than 1 percent.

1 Moise Hendeles has voting and investment control over the shares held by such selling stockholder.

2 Nicholas B. Kronwall, Trustee of the Nicholas B. Kronwall Trust dated 11/12/69, has voting and investment control over the shares held by such selling stockholder.

3 Neil Herskowitz, as Managing Member of Riverside Contracting, LLC, has voting and investment control over the shares held by such selling stockholder.

4 The following persons share voting and investment control over the shares held by such selling stockholder: Stefan Aegerter, Arshia Ahmed, Angela Alabons, Rocio Benalcazar, Christine Berger, Monique Bhullar, Christopher Blake, Joo Bee Bietenholz, Christina Bollman, Kay Bower, Sau Yoke Chong, Stefan Dapato, Andrew Delgado, Juliet Diaz Widerkehr, Gordana Djurin, Yuko Eggmann-Murakami, Andrew Elliott, Jeremias Fernandes, Raelene Gabrielli, Christine Green, Gordana Jovanovic, Clark Kalt, Laura Lees, Cristina Lepori, Joel Levy, Terence Loh, Pia Mandus, Kim Naude, Ester Neff, Gayathri Perera, Cecile Pernet, Marek Ponte, Rita Serena, Nina Stanic, Monica Stricker, Sharon Suess, Bee Lian Tan, Heather Tang, Evelyn Tay, Rave Thlagarajan, Oksana Thorn, Daved Van Heerden, Isabel Villalba, Nino von Schultess, Steven Weekes, Sharon Yam, or Adzam Yosuf.

5 Michael Weiser is a director of our company.

6 Stephen Rocamboli is the chairman of our board of directors.

7 Michael Donner, President of Donner Plumbing and Heating, Inc., has voting and investment control over the shares held by such selling stockholder.

8 Bradley Kaye, President of Granite Gulf Service, Inc., has voting and investment control over the shares held by such selling stockholder.

9 Kevin Anderson, a Member of Kevin Anderson Well Drilling, LLC, has voting and investment control over the shares held by such selling stockholder.

10 William A. Lewis, IV, as the General Partner of Lewis Opportunity Fund, LP, has voting and investment control over the shares held by such selling stockholder.

11 Paul Coviello, as President of Linden Capital Management IV, the General Partner of Linden Growth Partners Master Fund, LP, has voting and investment control over the shares held by such selling stockholder.

12 Albert Milstein, as the General Partner of Milstein Family L.P., has voting and investment control over the shares held by such selling stockholder.

13 Robert Silverman, as Trustee of The Silverman 1984 Trust UAD 5/20/84, has voting and investment control over the shares held by such selling stockholder.

14 David Selengut has voting and investment control over the shares held by such selling stockholder.

a Moise Hendeles is the beneficial owner of 187,998 shares and these shares are reflected in the beneficial ownership of each trust.

b Includes (i) 989,169 shares issuable upon the exercise of warrants and (ii) 392,830 shares held by Paramount BioCapital Investments, LLC of which Dr. Rosenwald is the managing member.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 67,367,721 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Securities Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation, as amended to date, authorizes us to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. We have no shares of preferred stock outstanding. As of March 22, 2007, we had 54,621,119 shares of common stock issued and outstanding. The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A., St. Paul, Minnesota.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have any cumulative voting rights. Common stockholders are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available for dividends. Holders of common stock do not have any preemptive right to purchase shares of common stock. There are no conversion rights or sinking fund provisions for our common stock.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of VioQuest Pharmaceuticals, Inc. as of December 31, 2006 and 2005, and for the years then ended, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

VioQuest Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2006 and 2005, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit at December 31, 2006 and has generated recurring losses and negative net cash flows from operating activities. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

/s/ J.H. Cohn LLP

Roseland, New Jersey

March 6, 2007

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,931,265	$6,021,399
Prepaid expenses and other current assets	442,013	9,945
Current assets associated with discontinued operations	1,056,808	892,092
Total Current Assets	4,430,086	6,923,436

NON-CURRENT ASSETS ASSOCIATED WITH DISCONTINUED OPERATIONS	1,339,627	1,424,883
PROPERTY AND EQUIPMENT, NET	43,378	21,276
SECURITY DEPOSITS	15,232	9,708
TOTAL ASSETS	$5,828,323	$8,379,303

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,031,458	$275,077
Accrued compensation and related taxes	245,475	360,000
Accrued expenses	180,440	35,000
Note payable - Paramount BioSciences, LLC	264,623	264,623
Current liabilities associated with discontinued operations	1,265,568	1,105,594
TOTAL LIABILITIES	2,987,564	2,040,294

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock; $0.001 par value: 10,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2006 and 2005	-	-
Common stock; $0.001 par value: 100,000,000 shares authorized at December 31, 2006 and 2005 respectively, 54,621,119 shares issued and outstanding at December 31, 2006, and 46,729,519 shares issued and outstanding at December 31, 2005	54,621	46,729
Additional paid-in capital	31,326,694	26,561,672
Accumulated deficit	(28,540,556)	(20,269,392)
Total Stockholders' Equity	2,840,759	6,339,009
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,828,323	$8,379,303

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
REVENUE	-	-

OPERATING EXPENSES
In-process research and development	-	7,975,218
Research and development	1,819,736	-
Selling, general and administrative	3,455,225	2,419,442
Depreciation	6,304	1,646
Total Operating Expenses	5,281,265	10,396,306

LOSS FROM OPERATIONS	(5,281,265)	(10,396,306)

INTEREST INCOME, NET	105,695	42,422

LOSS FROM CONTINUING OPERATIONS	(5,175,570)	(10,353,884)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX BENEFIT	(3,095,594)	(2,480,745)

NET LOSS	$(8,271,164)	$(12,834,629)

NET LOSS PER SHARE:
CONTINUING OPERATIONS	$(0.13)	$(0.47)
DISCONTINUED OPERATIONS	(0.08)	(0.11)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.21)	$(0.58)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	39,786,686	22,034,198

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2005	17,827,924	$178,279	$11,046,276	$(7,434,763)	$3,789,792
Common stock issued to consultant	200,000	200	189,800		190,000
October 18, 2005 private placement, net of $636,949 in financing costs	11,179,975	11,180	7,736,852		7,748,032
October 18, 2005 acquisition of Greenwich Therapeutics, Inc. (includes 8,564,395 shares held in escrow)	17,128,790	17,129	6,993,985		7,011,114
Shares issued for repayment of debt to Paramount BioCapital, Inc.	392,830	392	264,231		264,623
Stock-based compensation to consultants			170,077		170,077
Effect of change in par value from change in state incorporation		(160,451)	160,451		-
Net loss for the year ended December 31, 2005				(12,834,629)	(12,834,629)
Balance, December 31, 2005	46,729,519	46,729	26,561,672	(20,269,392)	6,339,009
October 18, 2006 private placement, net of $296,554 in financing costs	7,891,600	7,892	3,641,354		3,649,246
Stock-based compensation to employees			1,040,145		1,040,145
Stock-based compensation to consultants			83,523		83,523
Net loss for the year ended December 31, 2006				(8,271,164)	(8,271,164)
Balance, December 31, 2006	54,621,119	$54,621	$31,326,694	$(28,540,556)	$2,840,759

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,271,164)	$(12,834,629)
Loss from discontinued operations	3,095,594	2,480,745
Loss from continuing operations	(5,175,570)	(10,353,884)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:
In-process research and development	-	7,975,218
Depreciation	6,304	1,646
Stock-based compensation to consultants	33,830	-
Stock-based compensation issued to employees	830,715	190,000
Changes in operating assets and liabilities:
(Increase) in prepaid expenses and other current assets	(432,068)	(9,945)
(Increase) in security deposits	(5,524)	(9,708)
Increase in accounts payable	756,381	275,077
Increase in accrued expenses	30,915	395,000
Net cash used in continuing operating activities	(3,955,017)	(1,536,596)
Net cash used in discontinued operating activities	(2,502,814)	(2,205,258)
Net cash used in operating activities	(6,457,831)	(3,741,854)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for Greenwich acquisition	-	(170,234)
Payments for purchased property and equipment	(28,406)	(21,276)
Net cash used in continuing investing activities	(28,406)	(191,510)
Net cash used in discontinued investing activities	(253,143)	(594,193)
Net cash used in investing activities	(281,549)	(785,703)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement of common stock, net	3,649,246	7,748,032
Payment of note payable to Paramount BioSciences	-	(264,623)
Net cash provided by financing activities	3,649,246	7,483,409
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,090,134)	2,955,852
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	6,021,399	3,065,547
CASH AND CASH EQUIVALENTS - END OF YEAR	$2,931,265	$6,021,399

Non-Cash Transactions:

1. See Note 4 for discussion of the acquisition of Greenwich Therapeutics, Inc. and consideration (principally, shares, warrants and the assumption of debt) issued and assumed.

2. The Company incurred $823,869 of debt from the acquisition of Greenwich Therapeutics, Inc., in October 2005.

3. Of the total debt assumed by the Company, $264,623 was paid to Paramount BioCapital, Inc. from proceeds of the October 2005 private placement of the Company’s common stock, $294,623 was paid through the issuance of 392,830 shares of its common stock to Paramount BioCapital, Inc., and $264,623 is payable to Paramount BioSciences, LLC, as a result of the Company’s successful completion of a combined financing, of at least $10 million, which includes the $8.4 million financing in October 2005 and $3.95 million financing in October 2006. See Note 11.

4. The Company reincorporated from Minnesota to Delaware in October 2005, resulting in an equity reclassification of $160,451 from the change in the par value of its common stock from $0.01 to $0.001.

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1     NATURE OF OPERATIONS AND LIQUIDITY

(A) Basis of Presentation

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The functional currency of Chiral Quest, Ltd., Jiashan, China, a wholly-owned, discontinued subsidiary of the Company, is the United States Dollar. As such, all transaction gains and losses are recorded in discontinued operations.

On September 29, 2006, the Company’s board of directors directed its management to seek strategic alternatives with respect to the Company’s Chiral Quest, Inc. subsidiary (“Chiral Quest”), which may include a sale or other disposition of the operating assets of that business. Accordingly, the results of Chiral Quest’s products and services business and the assets and liabilities are presented in these financial statements as discontinued operations. Chiral Quest had accounted for all sales of the Company from its inception. The Company’s continuing operations, which have not generated any revenues, will focus on the drug development operations of VioQuest Pharmaceuticals, Inc. and accordingly, the Company has only one segment. As a result, the Company no longer provides segment reporting. No provision has been made to reduce the carrying amounts of the assets of the discontinued operations as they approximate their estimated net realizable values. See Note 3.

The balance sheets as of December 31, 2006 and December 31, 2005 and the statements of operations and cash flows for the years then ended include reclassifications primarily to reflect discontinued operations.

(B) Nature of Continuing Operations

Since August 2004, the Company has focused on acquiring technologies for purposes of development and commercialization of pharmaceutical drug candidates for the treatment of oncology and antiviral diseases and disorders for which there are unmet medical needs. In accordance with this business plan, in October 2005, the Company acquired in a merger transaction Greenwich Therapeutics, Inc., (“Greenwich”), a privately-held New York-based biotechnology company that held exclusive rights to develop and commercialize two oncology drug candidates - sodium stibogluconate or VQD-001, and triciribine-Phosphate or VQD-002. The rights to these two oncology drug candidates, VQD-001 and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. As a result of the Company’s acquisition of Greenwich, the Company holds exclusive rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001 and VQD-002.

(C) Liquidity

Since inception, the Company has incurred an accumulated deficit of $28,540,556 through December 31, 2006. For the years ended December 31, 2006 and 2005, the Company had losses from continuing operations of $5,175,570 and $10,353,884, respectively, and used $3,955,017 and $1,536,596 of cash in continuing operating activities for the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006 and 2005, the Company had a net loss of $8,271,164 (including $5,175,570 from continuing operations) and a net loss of $12,834,629 (including $10,353,884 from continuing operations), respectively, and used $6,457,831 and $3,741,854 of cash in all operating activities for the years ended December 31, 2006 and 2005, respectively. Management expects the Company’s losses from continuing operations to increase over the next several years, due to the expansion of its drug development business, and related costs associated with the clinical development programs of VQD-001 and VQD-002. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

As of December 31, 2006, we had working capital of $1,442,522 and cash and cash equivalents of $2,931,265. The Company has incurred negative cash flow from continuing operations since we started business. The Company has spent, and expects to continue to spend, substantial amounts in connection with executing our business strategy, including our planned development efforts relating to our drug candidates, our clinical trials, and our research and development efforts.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Management anticipates that the Company’s capital resources will be adequate to fund its operations through the second quarter of 2007. Additional financing will be required during 2007 in order to continue operations. On September 29, 2006 the Company has determined to seek strategic alternatives for its Chiral Quest business operations, including the possible sale of that business, which may potentially provide the Company with additional net cash proceeds. See Note 3. The other most likely sources of additional financing include the private sale of the Company’s equity or debt securities, or bridge loans to the Company from third party lenders. However, changes may occur that would consume available capital resources before that time. The Company’s working capital requirements will depend upon numerous factors, which include, the progress of its drug development and clinical programs, including associated costs relating to milestone payments, maintenance and license fees, manufacturing costs, patent costs, regulatory approvals, and the hiring of additional employees.

Additional capital that may be needed by the Company in the future may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company translates the financial statements of its discontinued subsidiary, Chiral Quest, Ltd. in Jiashan, China, at end of period rates with respect to its balance sheet and at the average exchange rates with respect to the results of its operations and cash flows.

(B) Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(C) Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents and accounts payable approximate fair value due to the relatively short maturity of these instruments. The carrying value of the note payable to Paramount BioSciences, LLC, approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

(D) Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets, principally using the straight-line method. Amortization of equipment under capital leases and leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred. The estimated useful lives used for depreciation and amortization were three (lease term), five and seven years for computer equipment and office equipment, respectively (See Note 5).

(E) Income Taxes

Under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS 109”) deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized.

(F) Stock-Based Compensation

Prior to January 1, 2006, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) the Company accounted for share-based payments to employees using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known. As previously permitted by SFAS No. 123, the Company had elected to apply the intrinsic-value-based method of accounting under APB No. 25 described above, and adopted the disclosure only requirements of SFAS No. 123 and provided pro forma information for the effects of using a fair value basis for all options.

The Company adopted SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”) and related interpretations on January 1, 2006 for its employee and director stock options plan, using the modified prospective method which requires that share-based expense recognized includes: (a) share-based expense for all awards granted prior to, but not yet vested, as of the adoption date and (b) share-based expense for all awards granted subsequent to the adoption date. Since the modified prospective application method is being used, there is no cumulative effect adjustment upon the adoption of SFAS No. 123R, and the Company’s December 31, 2005 financial statements do not reflect any restated amounts. No modifications were made to outstanding options prior to the adoption of SFAS No. 123R, and the Company did not change the quantity, type or payment arrangements of any share-based payment programs. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized as an expense in the financial statements over the related service period, and that measurement of that cost be based on the estimated fair value of the equity or liability instrument issued. The pro forma information provided under SFAS No. 123 was determined on a basis similar in most respects to that of SFAS No. 123R, with the exception of option forfeitures, which, under SFAS No. 123, had been accounted for as they occurred.

Under SFAS No. 123R, the pro forma disclosures previously permitted under SFAS No. 123, are no longer an alternative to financial statement recognition. SFAS No. 123R also required that forfeitures be estimated and recorded over the vesting period of the instrument.

The Company accounts for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing method in accordance with SFAS No. 123R and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The initial non-cash charge to operations for non-employee options with vesting is subsequently adjusted at the end of each reporting period based upon the change in the fair value of the Company’s common stock until such options vest.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The following table details the pro forma effect on the Company’s net loss and basic and diluted net loss per share had compensation expense for stock-based awards been recorded in the year ended December 31, 2005 based on the fair value method under SFAS No. 123 instead of the intrinsic value method under APB No. 25:

Year Ended December 31, 2005
Loss from continuing operations as reported	$(10,353,884)
Deduct: Stock-based employee compensation
expense determined under fair value based
method for all awards, net of taxes	(466,991)
Pro forma, loss from continuing operations	$(10,820,875)

Loss from discontinued operations as reported	$(2,480,745)
Deduct: Stock-based employee compensation
expense determined under fair value based
method for all awards, net of taxes	(236,781)
Pro forma, loss from discontinued operations	$(2,717,526)

Net loss as reported	$(12,834,629)
Deduct: Stock-based employee compensation
expense determined under fair value based
method for all awards, net of taxes	(703,772)
Pro forma, net loss	$(13,538,401)

Basic and diluted loss per share from continuing operations, as reported	$(0.47)
Basic and diluted loss per share from continuing operations, pro forma	$(0.49)
Basic and diluted loss per share from discontinued operations, as reported	$(0.11)
Basic and diluted loss per share from discontinued operations, pro forma	$(0.12)
Basic and diluted net loss per share, as reported	$(0.58)
Basic and diluted net loss per share, pro forma	$(0.61)

(G) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(H) In-Process Research and Development Expense

In-process research and development costs are expensed as incurred. These expenses are comprised of the costs associated with the acquisition of Greenwich.

(I) Research and Development Expense

Research and development costs, when incurred in continuing operations, will be expensed as incurred. These expenses will include the cost of the Company's proprietary research and development efforts, as well as costs incurred in connection with the Company's third-party collaboration efforts. We often contract with third parties to facilitate, coordinate and perform agreed upon research and development activities. To ensure that research and development costs are expensed as incurred, we measure and record prepaid assets or accrue expenses on a monthly basis for such activities based on the work performed under the contracts.

These contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

In the event that we prepay fees for future milestones, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed. Most professional fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

These contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees. Because these fees are incurred at various times during the contract term and they are used throughout the contract term, we record a monthly expense allocation to recognize the fees during the contract period. Fees incurred to set up the clinical trial are expensed during the setup period.

(J) Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period, excluding 8,564,395 common shares held in escrow based upon clinical milestones of VQD-001 and VQD-002, as a result of the acquisition of Greenwich Therapeutics. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive securities from the assumed exercise of stock options and stock warrants would have an antidilutive effect because the Company incurred a net loss during each period presented. The amount of potentially dilutive securities including options and warrants in the aggregate excluded from the calculation were 30,294,586 (including the 8,564,395 common shares held in escrow, 15,642,759 warrants, and 6,087,432 stock options) at December 31, 2006 and 26,026,366 at December 31, 2005.

(K) Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions to limit credit exposure.

NOTE 3 DISCONTINUED OPERATIONS

On September 29, 2006, the Company’s board of directors directed its management to seek strategic alternatives for the operations of its Chiral Quest subsidiary which may include a sale or other disposition of the operating assets of that business. Accordingly, the business and assets of Chiral Quest are presented in these financial statements as discontinued operations. No provision has been made to reduce the carrying amounts of the assets of discontinued operations as management believes they approximate their net realizable values. As of December 31, 2006 and 2005, the current assets of discontinued operations totaled $1,056,808 and $892,092, respectively, which consisted of accounts receivable, inventories and prepaid expenses. As of December 31, 2006 and 2005, the non-current assets of discontinued operations totaled $1,339,627 and $1,424,883, respectively, which consisted of fixed assets net of accumulated depreciation and patents net of accumulated amortization, and security deposits. Current liabilities as of December 31, 2006 and 2005 associated with discontinued operations totaled $1,265,568 and $1,105,594, respectively, which consisted of accounts payable, accrued expenses, and deferred revenue. Revenues for the years ended December 31, 2006 and 2005, from discontinued operations totaled $2,738,652 and $3,804,654 respectively. Loss from discontinued operations for the years ended December 31, 2006 and 2005, which consisted of revenues less cost of goods sold, management and consulting fees, research and development, selling, general and administrative expenses and depreciation and amortization, totaled $3,095,594 and $2,480,745, respectively.

NOTE 4 MERGER

Greenwich Therapeutics, Inc.

On October 18, 2005, the Company completed a merger with Greenwich, a New York based biotechnology company. In exchange for their shares of Greenwich common stock and pursuant to the Merger Agreement, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the shares and warrants issued to Greenwich’s stockholders were placed in escrow and will be released based upon the achievement of certain milestones as discussed:

(i)
35% of the escrowed securities shall be released upon the conclusion of a Phase I clinical trial pursuant to an investigational new drug application (“IND”) accepted by the U.S. Food and Drug Administration (“FDA”) for VQD-001 or SSG;

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

(ii)
15% of the escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for VQD-001 or SSG under a Company-sponsored IND; provided that a majority of the members of the Company’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event a new drug application, or NDA, relating to VQD-001 or SSG has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial);

(iii)	35% of such escrowed securities shall be released immediately upon the conclusion of a Phase I clinical trial pursuant to a Company-sponsored IND application accepted by the FDA for VQD-002 or TCN-P;

(iv)
15% of such escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for VQD-002 or TCN-P under a Company-sponsored IND; provided that a majority of the members of the Company’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event an NDA relating to VQD-002 or has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial).

In the event the escrowed securities relating to the milestones described above have not been released to the Greenwich shareholders by June 30, 2008, any escrowed securities still remaining in the escrow shall be released and delivered to the Company for cancellation, and the Greenwich shareholders will have no further right, title or interest to such escrowed securities.

Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to the completion of the Merger. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the Merger. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount BioCapital, Inc. (“Paramount”) and a substantial stockholder of VioQuest. See Note 11.

Additionally, as contemplated by the merger agreement, on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which is payable to Paramount BioSciences, LLC. (“PBI”), (See Note 11), pursuant to a promissory note dated October 17, 2005, referred to as the (“Note”).

At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in its $8.4 million financing on October 18, 2005 and $3.95 million financing on October 18, 2006). (See Note 7). As of December 31, 2006, the Company has completed two financings which have totaled over $10 million.

Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied one-third of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another one-third by issuing to PBI 392,830 shares valued at $0.75 per share, the offering price of the October 2005 private placement, the equivalent of $294,623 of the Company’s common stock.

The final one-third of the Note of $264,623, which was due in October 2006, in addition to interest of approximately $16,000, remains outstanding and payable to PBI as of December 31, 2006. The Company plans to satisfy the final portion of debt and interest by the end of the first half of 2007.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The acquisition of Greenwich on October 18, 2005 was accounted for by the Company under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations.”

Under the purchase method, assets acquired and liabilities assumed by the Company were recorded at their estimated fair values at the date of acquisition and the results of operations of the acquired company were consolidated with those of the Company from the date of acquisition.

The total purchase price of $7,975,218, was determined to be allocable to a charge for in-process research and development and is comprised of $5,995,077 related to the calculated value of the Company’s common stock issued of $0.70 per share ($0.70 per share value was based upon the average stock price of the Company’s common stock a few days before and a few days subsequent to the July 7, 2005 definitive merger agreement announcement), $986,039 related to the calculated value of 2,000,000 warrants issued to Greenwich shareholders using the Black-Scholes option pricing model, $823,869 related to debt the Company assumed and $170,234 related to professional fees.

The components of the purchase price, which the Company charged to in-process research and development, are summarized as follows ($000’s):

Common stock issued, excluding contingent shares*	$5,995
Warrants issued, excluding contingent warrants*	986
Liabilities assumed	824
Transaction costs	170
Total purchase price	$7,975

* The purchase price does not include any of the contingent achievement-based milestone payments described above.

The following unaudited pro forma financial information represents the condensed consolidated results of operations of the Company and Greenwich for the year ended December 31, 2005 assuming the acquisition had been consummated at the beginning of that year. The pro forma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during the year. Our pro forma results of operations are as follows:

Pro Forma (Unaudited)
Years Ended
December 31,
2005
NET LOSS	$(11,108,786)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(.38)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC AND DILUTED	29,150,897

The pro-forma net loss for the year ended December 31, 2005, includes a non-recurring, one-time charge of $7,975,000 which represents the allocated in-process research and development costs. The above pro forma financial information is not necessarily indicative of what the Company’s results of operations would have been had the Merger occurred on January 1, 2005.

Reincorporation

In October 2005, the Company, formerly a Minnesota corporation, reincorporated under Delaware law. The reincorporation was effected by merging the Company with and into VioQuest Delaware, Inc., a wholly-owned subsidiary of the Company formed under Delaware law solely for the purpose of effecting the Company’s reincorporation, with VioQuest Delaware remaining as the surviving corporation.

Each share of outstanding common stock of the Company was converted into one share of VioQuest Delaware common stock. In connection with the reincorporation and merger, VioQuest Delaware’s name was changed to VioQuest Pharmaceuticals, Inc. Further, as a result of the reincorporation, the Company’s authorized number of shares was increased to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The Company’s stockholders approved both the reincorporation and an amendment to the Company’s charter increasing the number of authorized shares of capital stock at a special meeting held October 8, 2005. The reincorporation of the Company under Delaware law was a condition to completing the merger with Greenwich. The par value of the Company’s common stock changed in October 2005 to $0.001 from $0.01, as a result of the Company’s reincorporation from Minnesota a par value of $0.01 to Delaware a par value of $0.001.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 5 PROPERTY AND EQUIPMENT OF CONTINUING OPERATIONS, NET

The cost of the major classes of property and equipment are as follows:

	December 31, 2006	December 31, 2005
Office equipment	$27,346	$18,185
Computer equipment	24,123	4,878
Property and equipment	51,469	23,063
Less accumulated depreciation	8,091	1,787
Property and Equipment, Net	$43,378	$21,276

Depreciation expense for property and equipment for continuing operations for the years ended December 31, 2006 and 2005 was $6,304 and $1,646, respectively.

NOTE 6  INCOME TAXES

The Company recognized a tax benefit from its discontinued operations of $201,079 and $236,416 for the years ended December 31, 2006 and 2005 as a result of the sale of its New Jersey net operating losses (“NOL’s”).

The significant components of the Company’s net deferred tax assets are summarized as follows:

	Year Ended December 31,
	2006	2005
NOL carryforwards - Federal	$6,168,321	$4,110,501
NOL carryforwards - State	674,556	365,563
Tax credits - State	483,949	-
Inventory reserve	170,800	-
Employee stock compensation	416,058	-
Other, net	114,748	(20,850)
Valuation allowance	(8,028,432)	(4,455,214)
Net deferred tax assets	$-	$-

Deferred tax assets have been fully offset by a valuation allowance because it is management’s belief that it is more likely than not that those benefits will not be realized.

As of December 31, 2006, we had available for federal income tax reporting purposes NOL carryforwards in the approximate amount of $18,142,000, expiring through 2026, which are available to reduce future earnings that would otherwise be subject to federal income taxes. Our ability to use such net operating losses may be limited by change in control provisions under Internal Revenue Code Section 382. In addition, as of December 31, 2006, we have research and development credits in the approximate amount of $25,000, which are available to reduce the amount of future federal income taxes. These credits expire from 2006 through 2025.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

We have New Jersey NOL carryforwards in the approximate amount of $11,243,000 and research and development credits in the approximate amount of $484,000, expiring through 2013 that are available to reduce future earnings, which would otherwise be subject to state income tax. As of December 31, 2006, approximately $4,510,000 of these New Jersey NOL carryforwards has been approved for future sale under a program of the New Jersey Economic Development Authority (“NJEDA”). In order to realize these benefits, we must apply to the NJEDA each year and must meet various requirements for continuing eligibility. In addition, the program must continue to be funded by the State of New Jersey and there are limitations based on the level of participation by other companies. As a result, future tax benefits will be recognized in the financial statements as specific sales are approved.

The following is a reconciliation of the expected income tax benefit based on losses from continuing and discontinued operations before income taxes, computed at the U.S. Federal statutory rate to the Company's actual income tax benefit:

	December 31, 2006	December 31, 2005

Income tax benefit at statutory rate	$(2,880,563)	$(4,444,155)
State income taxes net of Federal tax	(417,362)	(406,665)
Nondeductible expenses and prior year true-up	208,655	100,741
Nondeductible in-process research and development	-	3,190,087
Tax credits	(483,949)	(25,177)
Sale of state NOLs	(201,079)	(236,416)
Increase in valuation allowance	3,573,219	1,585,169
	$(201,079)	$(236,416)

On October 18, 2005, the Company acquired Greenwich Therapeutics, Inc., a privately held biotechnology company. The acquisition constituted a tax-free reorganization under Section 368(a) of the Code.

NOTE 7   STOCKHOLDERS' EQUITY

On August 29, 2005, the Company issued 200,000 shares of its restricted common stock to a consultant at a price of $0.95, the closing price of the Company’s common stock, which resulted in a charge of $190,000 to consulting expense for 2005.

On October 18, 2005, the Company sold 11,179,975 Shares of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year Warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share.

In connection with the private placement, the Company paid an aggregate of approximately $587,000 in commissions to Paramount (See Note 11), which served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $7.5 million.

On October 18, 2005, the Company completed a merger with Greenwich (See Note 4). In exchange for Greenwich stockholders’ shares of Greenwich common stock, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the securities issued pursuant to the merger agreement were placed in escrow pursuant to an escrow agreement (See Note 4).

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

On October 18, 2006, the Company completed the sales of 7,891,600 shares of its common stock at a price of $0.50 per share resulting in gross proceeds of approximately $3.95 million. In connection with the private placement, the Company engaged Paramount as its exclusive placement agent, and Paramount in turn engaged various broker-dealers as sub-agents to assist with the offering. In consideration for their services, we paid an aggregate of approximately $276,000 in commissions to the placement agents (including sub-agents) in connection with the offering, of which $56,000 was paid to Paramount, plus an additional $30,000 as reimbursement for expenses.

In addition to the shares of common stock, we also issued to the investors 5-year warrants to purchase an aggregate of 2,762,060 shares at an exercise price of $0.73 per share. The Company also issued to the placement agents 5-year warrants to purchase an aggregate of 394,580 shares of common stock at a price of $0.55 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $3.65 million. Based upon the Black-Scholes stock option pricing valuation model, the investors’ warrants are estimated to be valued at $1,363,000 and the placement agents’ warrants are estimated to be valued at approximately $195,000, which have not been recorded in the financial statements for the year ended December 31, 2006.

The Company has adopted the 2003 Stock Option Plan (the “Plan”) under which incentive and non-qualified stock options may be granted. In January 2006, the Board approved an amendment to the Plan, increasing the number of common shares available for grant to 6,500,000 stock options for the purchase of its $0.001 par value of common stock. Grants under the Plan may be made to employees (including officers), directors, consultants, advisors, or other independent contractors who provide services to the Company or its subsidiaries.

The Company issues stock options to employees and non-employees at or above the fair market value of its common stock price at the date of grant.

With the exception of the immediate vesting of 75,000 stock options granted to a non-employee director, 50,000 performance-based stock options granted to a consultant and 40,000 stock options granted to Scientific Advisory Board members during the year ended December 31, 2006, options granted to employees and non-employee directors during the year ended December 31, 2006 vest as to 33% of the shares on the first, second and third anniversary of the vesting commencement date.

Following the vesting periods, options are exercisable until the earlier of 90 days after the employee’s termination with the Company or the ten-year anniversary of the initial grant, subject to adjustment under certain conditions.

The following table summarizes the total number of options outstanding, options issued to employees, non-employees, directors, consultants, scientific advisory board members and expired options:

	December 31, 2006		December 31, 2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,975,852	$1.10	2,244,877	$1.42
Granted	1,746,580	$0.75	3,079,475	$0.90
Expired	(635,000)	$0.89	(348,500)	$1.41
Outstanding at end of year	6,087,432	$1.02	4,975,852	$1.10
Options exercisable at year-end	2,670,356	$1.21	1,170,121	$1.36

The weighted-average fair value of options granted during the year was $0.74 and $0.86 at December 31, 2006 and 2005, respectively.

The Company has recorded $1,036,187 related to its employee share-based expenses in selling, general and administrative expenses and $3,958 employee share-based research and development expenses on the accompanying Statements of Operations for the year ended December 31, 2006. The Company has also recorded $83,523 non-employee share-based expenses related to stock options issued to consultants. No compensation costs were capitalized as part of the cost of an asset.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The aggregate intrinsic value for options outstanding and exercisable at December 31, 2006 was $0.00.

The weighted average remaining contractural term for exercisable and non-exercisable stock options was 7 years and 8 years respectively as of December 31, 2006.

As of December 31, 2006, there was $3,296,453 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3 years.

The following table summarizes the information about stock options outstanding at December 31, 2006:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years
$.01-$0.99	3,889,056	$0.83	9
$1.00 - $1.99	2,185,251	$1.35	7
$2.00-$2.99	10,000	$2.17	7
$3.00-$3.99	875	$3.20	6
$4.00-$12.00	2,250	$7.29	3
Total	6,087,432

For the purpose of valuing options granted to employees, directors and consultants, the Company has valued the options using the Black-Scholes option pricing model with the following assumptions used in 2006 and 2005:

	December 31, 2006	December 31, 2005
Risk-free interest rate	4%	3%-5%
Volatility	210%-225%	108%-175%
Lives in years	7	10
Dividend yield	0%	0%

To determine the risk-free interest rate, the Company utilized the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected term of the Company’s awards. To determine the stock price volatility, the Company believes that the volatility calculated over the period since becoming publicly traded over three years ago, is indicative of what the volatility would have been had the Company’s stock traded for seven years, the expected term of its options. In addition, had the Company supplemented the volatility of its common stock over the past three years with a calculated volatility from a peer public company or industry sector index, the Company believes the results would not have produced a more meaningful expectation of future volatility. The Company estimated the expected life of the options granted based on anticipated exercises in future periods. The expected dividends reflect the Company’s current and expected future policy for dividends on its common stock. There were no stock options exercised during the years ended December 31, 2006 and 2005.

As of December 31, 2006, an aggregate of 412,568 shares remained available for future grants and awards under the Company’s stock incentive plan, which covers stock options and restricted awards. The Company issues unissued shares to satisfy stock options exercises and restricted stock awards.

The following table summarizes information related to warrants outstanding at December 31, 2006:

Remaining Contractural Life In Years	Price	Number of Outstanding Warrants
4.75	$0.73	2,762,060	(A)
4.75	$0.55	394,580	(B)
3.75	$1.00	5,589,987	(C)
3.75	$1.41	4,000,000	(D)
2.10	$1.65	2,896,132	(E)
		15,642,759

(A)	- Warrants issued as a result of the Company’s private placement of its common stock in October 2006 to investors. All warrants are exercisable as of December 31, 2006.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

(B)	- Warrants issued as a result of the Company’s private placement of its common stock in October 2006 to placement agents. All warrants are exercisable as of December 31, 2006.

(C)	- Warrants issued as a result of the Company’s private placement of its common stock in October 2005 to investors and placement agents. All warrants are exercisable as of December 31, 2006.

(D)
- Warrants issued as a result of the merger with Greenwich. In connection with the escrow agreement (see Note 4), one-half of the warrants are exercisable upon the achievement of certain clinical milestones. Half of the warrants are exercisable as of December 31, 2006.

(E)	- Warrants issued as a result of the Company’s private placement of its common stock in February 2004 to investors and placement agents. All warrants are exercisable as of December 31, 2006.

NOTE 8     COMMITMENTS AND CONTINGENCIES

(A) EMPLOYMENT AGREEMENT WITH CEO

The Company entered into a written employment agreement dated as of February 1, 2005 with Daniel Greenleaf upon his appointment as the Company’s President and Chief Executive Officer. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. In addition, Mr. Greenleaf is entitled to a signing bonus in the amount of $50,000, of which one-half was paid following the execution of the employment agreement and the remaining one-half was paid on the 6-month anniversary of the agreement. Mr. Greenleaf is further entitled to a discretionary bonus under the employment agreement of up to $250,000 per year upon the attainment of certain performance criteria specified in the employment agreement, and such other benefits generally made available to the Company’s other senior management.

In accordance with the terms of the employment agreement, the Company issued to Mr. Greenleaf an option to purchase 891,396 shares of the Company’s common stock, which represented 5% of the Company’s then-current outstanding common stock. The option vests in three equal annual installments, commencing February 2006. In addition, until the Company has raised $20 million through the sale of equity securities and has obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf shall be entitled to receive such additional options to purchase common stock in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5% of the Company’s outstanding common stock. To the extent any additional stock options are issued pursuant to the foregoing sentence, the options will vest in installments over the term of the employment agreement as long as Mr. Greenleaf remains employed by the Company and will be exercisable at the market value of the Company’s common stock at the time of issuance. In accordance with this provision, upon the closing of the Company’s October 2005 private placement, the Company issued to Mr. Greenleaf an additional option to purchase 1,445,080 shares of common stock at an exercise price of $0.89 per share, and upon the closing of the Company’s October 2006 private placement, the Company issued to Mr. Greenleaf an additional option to purchase 394,580 shares of common stock at an exercise price of $0.56 per share, one-half of which vested February 1, 2007 and the remainder will vest on February 1, 2008. In the event Mr. Greenleaf’s employment is terminated by the Company during its term upon a “change of control” (as defined in the employment agreement) and on the date of such termination the Company’s aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination shall accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

In the event the Company terminates Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where the Company’s aggregate market capitalization is less than $38 million, then (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination, and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.

(B) LEASE AGREEMENTS

The Company leases office space for its corporate headquarters in Basking Ridge, New Jersey. Effective November 2006, the Company amended its original June 2005, lease agreement. The lease requires monthly payments of approximately $8,000 and expires in January 2012.

The Company leases laboratory and office space for its discontinued Chiral Quest operation located in Monmouth Junction, New Jersey. In January 2006, the Company amended its original lease agreement to extend its lease term to May 31, 2009. Effective June 1, 2006, the Company’s base rent for the remainder of the term is $19,439 per month. Upon six months prior written notice to the landlord, the Company will have a one time option, without penalty, to terminate this lease effective as of May 31, 2008. The lease requires monthly payments of approximately $28,000 which includes rent, utilities and maintenance fees, and expires in May 31, 2009.

The Company’s leases laboratory and office space for its discontinued Chiral Quest operation with the Science and Technology Bureau of Jiashan County (“Jiashan”) in Zhejiang Province of the People’s Republic of China. . The Company has entered into an agreement effective December 15, 2004 at an industrial park near Shanghai, 50% of which the Company began occupying in 2005. Pursuant to the Company’s agreement with Jiashan, although the Company is not required to pay rent during the initial 3-years of the lease, the Company will pay a maintenance fee of up to $4,500 per quarter, which is comprised of maintenance and management fees. Following the initial 3-year term, the Company may, at our sole discretion, either continue leasing the space for annual rent of no more than $60,000 or purchase the facility on commercially reasonable terms. The Company has no financial obligation pursuant to the lease agreement after the end of the three year term. The Company was also granted the option to purchase in the next three years certain land adjacent to the industrial park. For purposes of entering into the lease, the Company established a wholly owned subsidiary organized under the laws of Hong Kong, known as Chiral Quest Ltd., which in turn is the sole shareholder of a subsidiary in the People’s Republic of China, Chiral Quest (Jiashan) Ltd.

 Future minimum rental payments subsequent to December 31, 2006 for operations are as follows:

Years ended December 31,	Continuing Operations	Discontinued Operations	Total
2007	$97,000	331,000	428,000
2008	97,000	331,000	428,000
2009	97,000	137,000	234,000
2010	101,000		101,000
2011	102,000		102,000
Total	$494,000	799,000	1,293,000

Total rent expense for the continuing operations of the Company, which includes base rent, and utilities, for Basking Ridge, New Jersey for the years ended December 31, 2006 and 2005 was approximately $50,000 and $18,000, respectively.

NOTE 9   INTELLECTUAL PROPERTY AND LICENSE AGREEMENTS

License with The Cleveland Clinic Foundation (“CCF”). We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-001. We are obligated to make an annual license maintenance payment until the first commercial sale of VQD-001, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. Should VQD-001 become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense VQD-001 to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to VQD-001 and have the obligation to use all commercially reasonable efforts to bring VQD-001 to market.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

We have agreed to prosecute and maintain the patents associated with VQD-001 or provide notice to CCF so that it may so elect. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc.(“USF”) We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor research involving VQD-002 annually for the term of the license agreement.  In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon Greenwich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

NOTE 10     RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) plan which allows eligible employees to defer a portion of their salaries for retirement planning and income tax purposes by making contributions to the plan. There were no Company contributions to the plan for the years ended December 31, 2006 and 2005.

NOTE 11     CERTAIN TRANSACTIONS

On October 18, 2005, the Company completed the sales of 11,179,975 of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, we paid an aggregate of approximately $587,000 in commissions to Paramount. Paramount served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and we issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to us after deducting placement agent fees and other expenses relating to the private placement were approximately $7.5 million.

On October 18, 2005, the Company completed a merger with Greenwich (See Note 4). In exchange for Greenwich stockholders’ shares of Greenwich common stock, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the securities issued pursuant to the merger agreement were placed in escrow pursuant to an escrow agreement (see Note 4). Additionally, as contemplated by the merger Agreement with Greenwich (see Note 4), on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which was owed to Paramount BioSciences, LLC. (“PBS”), an affiliate of Paramount, pursuant to a promissory note dated October 17, 2005 (the “Note”).

At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in a previous $5 million financing ).

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied one-third of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another one-third by issuing to PBS 392,830 shares valued at $0.75 the offering price of October 2005 private placement, the equivalent of $294,623 of the Company’s common stock. The final one-third of the Note of $264,623, in addition to accrued interest of approximately $16,000 as of December 31, 2006, which was originally due to be paid in October 2006, however, remains outstanding and payable to PBS as of December 31, 2006. The Company plans to satisfy the final portion of debt and accrued interest by the end of the first half of 2007. Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to the Company’s acquisition of Greenwich. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the Merger. In addition to Dr. Rosenwald’s relationship with Greenwich, two directors of the Company, Stephen C. Rocamboli and Michael Weiser, M.D., Ph.D., owned approximately 3.6% and 7% respectively, of Greenwich’s outstanding common stock. Mr. Rocamboli is currently employed by Paramount and, until December 2006, Dr. Weiser was employed by Paramount of which Dr. Rosenwald is the chairman and sole stockholder, and is also a substantial stockholder of the Company.

In August 2006, the Company entered into a consulting agreement for a period of three months at $30,000 per month, with Paramount Corporate Development, an affiliate of Paramount, to provide a strategic and technical assessment for all of the Company’s clinical development programs.

On October 18, 2006, the Company completed the sales of 7,891,600 shares of its common stock at a price of $0.50 per share resulting in gross proceeds of approximately $3.95 million. In connection with the private placement, the Company engaged Paramount as its exclusive placement agent, and Paramount in turn engaged various broker-dealers as sub-agents to assist with the offering. In consideration for their services, we paid an aggregate of approximately $276,000 in commissions to the placement agents (including sub-agents) in connection with the offering, of which $56,000 was paid to Paramount, plus an additional $30,000 as reimbursement for expenses.   In addition to the shares of common stock, we also issued to the investors 5-year warrants to purchase an aggregate of 2,762,060 shares at an exercise price of $0.73 per share. The Company also issued to the placement agents 5-year warrants to purchase an aggregate of 394,580 shares of common stock at a price of $0.55 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $3.65 million. Based upon the Black- Scholes option pricing valuation model, the investor warrants are estimated to be valued at approximately $1,363,000, which is derived from their exercise price of $0.73 per share, a fair market value of $0.50 per share as of October 18, 2006, a 5 year term, with a 4.73% risk free interest rate. However, the Company was not required to record that value for accounting purposes.

NOTE 12     SUBSEQUENT EVENTS

On February 1, 2007, the Company appointed Edward C. Bradley, M.D., as its Chief Scientific and Medical Officer. Dr. Bradley’s employment with the Company is governed by the terms of a letter agreement dated January 31, 2007, and provides for an initial base salary of $330,000 plus an annual target bonus of up to 20% of his base salary based upon personal performance and an additional amount of up to 10% of his base salary based upon Company performance. Pursuant to the letter agreement, Dr. Bradley also received an option to purchase 700,000 shares of the Company’s common stock. The option will vest in three equal annual installments, commencing in February 2008 and will be exercisable at a price per share equal to $0.55. The option was issued pursuant to the Company’s 2003 Stock Option Plan and will be exercisable by Dr. Bradley as long as he remains employed by the Company; provided, however, if the Company completes a transaction in which it sells its assets or stock resulting in a change of control of the Company (other than a sale of the stock or assets of the Company’s Chiral Quest subsidiary) during Dr. Bradley’s employment, the vesting of the stock option shall accelerate and be deemed vested. In the event that the Company terminates Dr. Bradley’s employment without cause, Dr. Bradley is entitled to receive his then annualized base salary for a period of six months. If Dr. Bradley’s employment is terminated without cause and within a year of a change of control, as described above, then Dr. Bradley is entitled to receive his then annualized base salary for a period of one year, and he is entitled to receive any bonuses he has earned at the time of his termination.

47,798,626 Shares

Common Stock

VioQuest Pharmaceuticals, Inc.

PROSPECTUS

 April 13, 2007